FLORIDA PUBLIC UTILITIES





Energy for Life

2008 Annual Report, Notice of 2009 Annual Meeting & Proxy Statement

LETTER TO SHAREHOLDERS

Net income for 2008 increased to $3,486,000 as compared with $3,301,000 for 2007. Earnings per share were $.57 for 2008 versus $.54 for the previous year. Higher energy prices and a declining economy contributed to lower than projected sales in our natural gas, electric and propane segments. Earnings increased slightly principally due to an increase in electric rates during 2008.

In August 2007 we filed a petition with the Florida Public Service Commission (FPSC) requesting an increase in electric rates to improve our rate of return and counteract increasing costs. Aside from normal inflationary increases in expenses, we also requested recovery of the costs to implement a FPSC mandated "Storm Hardening" program. In November 2007 the FPSC granted an interim annual increase of $800,000 and in May 2008 we were granted an annual final increase of $3,900,000, which included recovery for our storm hardening initiative.

In December 2008 we filed a petition for an increase in our natural gas rates. In February 2009 the FPSC granted the Company an interim annual increase of $980,000. We anticipate final resolution in June of this year.

We continue to explore new ways to reduce expenses, become more efficient and improve customer service:

- In 2008 we completed an extensive internal audit of our billing and collection processes which resulted in improved practices and procedures. The changes in our collection processes were designed to lower future charge-offs which have become a significant expense due to the deteriorating economy.
- We installed a real-time routing and two-way messaging system in our natural gas and propane fleets. The benefits of the new system are reduced mileage and driving time, more efficient dispatching of service orders and a decrease in vehicular maintenance and down time.
- Over the past several years we have continued to enhance our emphasis on job safety and in 2008 our Company experienced a significant reduction in work-related injuries.

Since 2000 we have incurred substantial increases in expenses for our defined benefit pension plan along with increased funding requirements. In 2005 we froze the pension plan to new entrants in order to reduce ongoing costs. We had hoped this action would allow us to continue to adjust pension benefits based upon employee compensation and longevity for those employees who remained in the plan. However, due to the severe decline in the economy and asset investment markets, we have recently notified our employees of our intention, at the end of 2009, to freeze the pension plan benefit amount payable upon retirement. We believe this action will reduce future pension expenses and allow us to fully fund the plan.

Because of the depressed Florida housing market we experienced minimal growth in customers in 2008. For 2008 we focused our marketing efforts on industrial and commercial accounts, in particular where the use of natural gas or propane provided a lower cost alternative. During 2008 we connected a liquid asphalt producer located at the Port of Palm Beach and a waste treatment plant in Sanford, and we converted nine schools in Palm Beach and Volusia counties to natural gas. Additionally, we extended our natural gas mains to Royal Palm Beach, providing gas to ten new commercial accounts, signed a two-year agreement to provide propane to the Nassau County School system and installed an 18,000-gallon propane tank for a Fire Training Center in Palm Beach County. The collective annual load for these new facilities is estimated at 1,000,000 therms.

I am pleased to report our Board of Directors has increased the annual dividend for the twelfth consecutive year. The current annual dividend of $.47 per share represents an increase of 4.4% as compared with the previous dividend.

During these difficult times, our employees have contributed greatly to our success through their dedication to the Company and their spirit of cooperation to grow and strengthen our Company. I thank them for their commitment and response to the challenges we continue to face.

As always, we value your investment in our Company.

Jack English

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TABLE OF CONTENTS

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ANNUAL REPORT

Business

General

Florida Public Utilities Company (FPU) was incorporated on March 6, 1924 and reincorporated on April 29, 1925 under the 1925 Florida Corporation Law. We provide natural gas, electricity and propane gas to residential, commercial and industrial customers in Florida. We do not produce energy and are not a generating utility. Our regulated segments sell natural gas and electricity to approximately 83,000 customers and our unregulated segment sells propane gas through a wholly owned subsidiary, Flo-Gas Corporation, to approximately 12,000 customers. We also sell merchandise and other service-related products on a limited basis as a complement to the natural and propane gas segments.

Our three primary business segments are aligned with our products and are natural gas, electric and propane gas. The Florida Public Service Commission (FPSC) regulates the natural gas and electric segments. We operate through four divisions based on geographic areas:

(1) South Florida Division - provides natural and propane gas to customers in Palm Beach, West Palm Beach, Royal Palm Beach, Palm Beach Gardens, North Palm Beach, Jupiter, Riviera Beach, Lake Worth, Wellington, Boynton Beach, Delray Beach, Boca Raton, Lauderdale Lakes, Deerfield Beach, Stuart, Palm City and other areas near these cities.

(2) Central Florida Division - provides natural and propane gas to customers in Sanford, Deland, Deltona, DeBary, Orange City, Lake Mary, Winter Springs, New Smyrna Beach, Edgewater, Longwood, Port Orange, Flagler County, parts of Lake County and Orange County and other areas near these cities and counties. Our previous separate West Florida Division, which provides propane gas to customers in Dunnellon, Inglis, Crystal River, Inverness, Brooksville and other areas near these cities, is now consolidated with our Central Florida Division.

(3) Northwest Florida Division - provides electricity to customers in Marianna, Bristol, Altha, Cottondale, Malone, Alford, Greenwood and other areas near these cities.

(4) Northeast Florida Division - provides electricity to Fernandina Beach/Amelia Island in Nassau County and propane gas to customers in Fernandina Beach, Jacksonville, Callahan, Yulee and other areas within Nassau, Duval and Clay counties.

Business Environment

The historic growth that had fueled strong demand for natural and propane gas over the last decade has slowed with the slowdown in the new construction housing market and the economy in general. However, interest is growing among those who wish to use natural and propane gas as a reliable and environmentally friendly alternative energy source in the event of a power outage. During 2008, the cost of natural gas and propane gas was extremely volatile due to changes in the cost of crude oil and the economic downturn.

Historically, our cost of fuel in the electric segment had not been impacted by market fluctuations due to favorable long-term fixed price contracts for purchasing electricity. However, our long-term contracts terminated at the end of 2006 for our Northeast division and at the end of 2007 for our Northwest division. The new contracts in place have pricing closer to current market prices. As a result of these increased fuel costs, our cost of electricity sold significantly increased. This does not directly impact our income from operations as increased fuel costs are passed through to the customers; however, this likely contributed to customers using less electricity which in turn decreased income from operations.

Business Segments
We are organized in three operating and reporting segments: natural gas, electric and propane gas. We are also involved in limited merchandise sales and other services in our natural gas and propane gas areas to complement these segments. For information concerning revenues, operating income and identifiable assets of each of our segments, see Note 15 in Notes to Consolidated Financial Statements.

Natural Gas
Natural gas is primarily composed of methane, which is a colorless, odorless fuel that burns cleaner than many other traditional fossil fuels. Odorant is added to enable easy detection of a gas leak.

We provide natural gas to customers in our South and Central Florida divisions. The vast majority of the natural gas we distribute is purchased in the Gulf Coast region, both onshore and offshore.

We use Florida Gas Transmission to transport our natural gas supplies through its pipeline into peninsular Florida. Florida Gas Transmission is under the jurisdiction of the Federal Energy Regulatory Commission (FERC). We use gas marketers and producers to procure all gas supplies for our markets. We use Florida City Gas, Indiantown Gas Company and TECO Peoples Gas to provide wholesale gas sales services in areas distant from our interconnections with Florida Gas Transmission. We pass all fuel costs on to our customers at cost. We also transport natural gas for customers who purchase their own gas supplies and arrange for pipeline transportation. Our operating results are not adversely affected if our customers purchase gas from third parties because we do not profit on the cost of gas.

Our natural gas revenues are affected by the rates charged to customers, supply costs for natural gas, economic conditions in our service areas and weather. Although the FPSC permits us to pass through to customers the increase in price for our gas costs, higher rates may cause customers to purchase less natural gas and thus lower our sales.

The natural gas industry has not been deregulated in the state of Florida. Our current portfolio of natural gas customers is reasonably diverse, with the largest customer using natural gas for the generation of electricity. We were not dependent on any single natural gas customer for over ten percent of our total natural gas revenues.

Electric
We provide electricity to our customers in our Northwest and Northeast Florida divisions. Wholesale electricity is purchased from two suppliers: Gulf Power Company and JEA (formerly Jacksonville Electric Authority). The cost of electricity is passed through to customers at cost.

During 2006 we completed negotiations with JEA and executed final contracts for the supply of electricity in our Northeast division beginning on January 1, 2007 and our Northwest division from Gulf Power Company beginning on January 1, 2008. Both these contracts expire on December 31, 2017. The rates charged to our customers significantly increased when the new contracts became effective in 2007 and 2008 because the prices are closer to market price.

The Northwest and Northeast divisions experience a variety of weather patterns. Hot summers and cold winters produce year-round electric sales that normally do not have highly seasonal fluctuations. None of the electric segment's customers represent more than ten percent of our total electric revenues in 2008.

The electric utility industry has not been deregulated in the state of Florida. All customers within a given service or franchise area purchase from a single electricity provider in that area.

Propane Gas

We provide propane gas to customers in our Northeast, Central and South Florida divisions and can purchase our propane gas supply from several different wholesale companies. Propane gas supply into Florida comes from a diverse assortment of delivery methods such as waterborne barge transports that deliver to port terminals in Tampa and Ft. Lauderdale, and the Dixie Pipeline. Railcar and tractor trailer transport the gas to our storage facilities. We believe that the propane gas supply infrastructure is adequate to meet the needs of the industry in Florida. No propane gas customer represented more than ten percent of our 2008 propane revenues.

Strategy

Our strategy is to leverage our expertise in the natural gas, electric and propane gas distribution business to assist us in consistently meeting our customers' expectations. Our core focus for natural gas is customer retention and improving our market share in areas that are either on or near our natural gas mains. For propane, we are concentrating on retention, load growth and increasing market share in existing communities known to have high concentrations of propane gas users. In electric, our strategy is to educate our customers as to how our energy conservation programs may benefit them long term and ultimately reduce electric usage. For all areas of operations, we continue to strive and focus on excellent customer satisfaction and service.

Competition

We do not face substantial competition in our electric divisions. This is because no competitor can provide electricity in our areas due to FPSC regulations and territorial agreements between utilities. In addition, natural gas as an alternative fuel is only available in a small area in our electric divisions. Although our natural gas segment operates with the same types of regulatory guidelines, there is competition from electric utilities. Normally each home will have electricity as a base fuel and natural gas as an alternative source of energy used for cooking and heating. Electricity competes with natural gas, in large part based on the cost of fuel. Our propane gas segment is unregulated and faces competition from other suppliers of propane gas, electricity, and alternative energy sources. Competition in the propane gas segment is primarily based on price and service.

Rates and Regulation

The natural gas and electric segments are highly regulated by the FPSC. The FPSC has the authority to regulate our rates, conditions of service, issuance of securities and certain other matters affecting our natural gas and electric operations. As a result, FPSC regulation has a significant effect on our results of operations. The FPSC approves rates that are intended to permit but not guarantee a specified rate of return on investment and recovery of prudent expenses. Our rate tariffs allow the cost of natural gas and electricity to be passed through to customers. Increases in the operating expenses of the regulated segments including pension and medical expenses may require us to request increases in the rates charged to our customers. The FPSC has granted us the flexibility of automatically passing on increased expenses for certain fuel costs to customers. The FPSC is likely to grant rate increases to offset increased expenditures necessary for business operations; however, the process can take up to eight months from the filing date.

The FPSC approved an annual electric final rate increase of approximately $3.9 million effective May 22, 2008. Interim rate relief for partial recovery of the increased expenditures was approved by the FPSC on October 23, 2007. Interim rates were effective in November of 2007 up until May 22, 2008, the date our final rates went into effect. The increase produced additional annual revenues of approximately $800,000.

We filed a request with the FPSC in the fourth quarter of 2008 for a base rate increase in our natural gas segment. This request included recovery of increased expenses and some capital expenditures since our last rate proceeding in 2004. Finalization of this request and approval, if any, of a natural gas base rate increase would not occur until mid 2009. Interim rates which are expected to produce additional annual revenues of approximately $1 million went into effect for meter readings on and after March 12, 2009. Interim rates are collected subject to refund, pending the resolution of the issues and the outcome of the final rate proceeding.

We are subject to federal and state regulation with respect to soil, groundwater, employee health and safety matters, and to environmental regulations issued by the Florida Department of Environmental Protection, the United States Environmental Protection Agency and other federal and state agencies.

Prior to the widespread availability of natural gas, we manufactured gas for sale to our customers. We have also purchased land from companies that at one time manufactured gas. The process for manufacturing gas produced by-products and residuals such as coal tar. The remnants of these residuals are sometimes found at former gas manufacturing sites. These sites face environmental regulation from various agencies including the Florida Department of Environmental Protection and the Environmental Protection Agency on necessary cleanup and restoration. For information on our environmentally impacted sites, please see Item 3, Legal Proceedings.

Franchises

We hold franchises in each of the incorporated municipalities that require franchise agreements in order to provide natural gas and electricity. Generally, these franchises have terms ranging from 10 to 30 years and terminate on varying dates. We are currently in negotiations for franchises with certain municipalities for new service areas along with renewing some existing franchises. We continue to provide services to these municipalities and do not anticipate any interruption in our service.

The City of Marianna is currently reviewing the franchise agreement with the Company that is up for renewal in 2010. The City has hired a Consultant to review the feasibility of purchasing the portion of our electric system that is within the city limits. If the City elects to purchase the Marianna portion of the distribution system, it would be required to pay the fair market value, and would need to invest in the infrastructure to operate this limited facility. If the franchise is not renewed and the City purchases this portion of our electric system, the Company would have a gain in the year of the acquisition. Ongoing financial results would be negatively impacted from the loss of this operating area within our electric operations. At this time we do not believe the City will find it prudent and we expect the Marianna Franchise will be renewed.

Seasonality

The effects of seasonal weather conditions and the migration of winter residents and tourists to Florida during the winter season impact our income.

Employees
As of February 28, 2009, we employed 348 employees, including 10 part-time and 8 temporary employees. Of these employees, 169 were covered under union contracts with two labor unions, the Internal Brotherhood of Electric Workers and the International Chemical Workers Union. We believe that our labor relations with employees are good.

Available Information
We file periodic reports including our Form 10-Qs, Form 10-Ks and Form 8-Ks with the Securities and Exchange Commission (SEC). Copies of recent SEC filings as well as our Code of Ethics can be obtained through our website (http://www.fpuc.com).

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Quarterly Stock Prices and Dividends Paid

Our common shares are traded on the NYSE Amex under the symbol FPU. The quarterly dividends declared and the reported last low and high price ranges per share of our common stock as reported by the NYSE Amex for the most recent two years were as follows:

	2008			**2007**		
	Stock Prices		Dividends	Stock Prices		Dividends
Quarter ended	Low	High	Declared	Low	High	Declared
March 31	$10.75	$12.35	$0.1125	$11.90	$13.50	$0.1075
June 30	10.34	12.25	0.1175	11.01	12.91	0.1125
September 30	11.40	13.12	0.1175	11.15	12.49	0.1125
December 31	8.00	13.09	0.1175	11.24	12.83	0.1125

As of January 28, 2009, there were approximately 3,741 holders of record of our common shares.

We intend to pay quarterly cash dividends for the foreseeable future. Our dividend policy is reviewed on an ongoing basis by our Board of Directors and is dependent upon future earnings, cash flow, financial condition, capital requirements, debt covenants, and other factors. Our Fifteenth Supplemental Indenture of Mortgage and Deed of Trust restricts the amount that is available for cash dividends. At December 31, 2008, approximately $10.2 million of retained earnings were free of such restriction and available for the payment of dividends.

ANNUAL REPORT

Selected Financial Data

(Dollars in thousands, except per share data)

Years Ended December 31,	2008	2007	2006	2005	2004(2)
Revenues (1)	$ 168,548	$ 136,542	$ 134,781	$ 130,285	$ 110,131
Gross profit (1)	$ 51,227	$ 48,721	$ 48,810	$ 47,481	$ 40,781
Net income	$ 3,486	$ 3,301	$ 4,169	$ 4,248	$ 3,594
Earnings per common share (basic and diluted):	$ 0.57	$ 0.54	$ 0.69	$ 0.71	$ 0.60
Dividends declared per common share	$ 0.47	$ 0.45	$ 0.43	$ 0.41	$ 0.40
Total assets (1)	$ 208,931	$ 192,344	$ 181,234	$ 182,666	$ 170,503
Utility plant – net	$ 142,325	$ 138,372	$ 129,211	$ 123,061	$ 117,191
Current debt	$ 14,156	$ 12,531	$ 3,466	$ 9,558	$ 5,825
Long-term debt	$ 47,920	$ 49,363	$ 50,702	$ 50,620	$ 50,538
Common shareholders' equity	$ 48,512	$ 48,946	$ 47,572	$ 45,503	$ 43,213

Note to the Selected Financial Data:

(1) Prior period amounts have been reclassified to conform to current year presentation.

(2) On July 25, 2005 a three-for-two stock split in the form of a stock dividend was issued to the shareholders of record on July 15, 2005. All common share information has been restated to reflect the stock split for all periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operation

RESULTS OF OPERATIONS

Revenues and Gross Profit Summary

The Florida Public Service Commission (FPSC) allows us to bill and include in our revenue the costs of fuel, conservation, and revenue-based taxes, incurred in our natural gas and electric segments. Revenues collected for these expenses have no effect on results of operations and fluctuations could distort the relationship of revenues between periods. We define gross profit as operating revenues less fuel, conservation and revenue-based taxes that are passed directly through to customers. Because gross profit excludes these cost recovery revenues, we believe it provides a more meaningful basis for evaluating utility revenue. The following summary compares gross profit, units sold, and average customers for the past three years. Units sold are shown in one thousand Dekatherm (MDth) for gas and Megawatt Hour (MWH) for electric.

Revenues and Gross Profit
(Dollars in thousands)

	Years Ended December 31,		
	2008	2007	2006
Natural Gas			
Revenues	$72,624	$64,850	$71,139
Cost of fuel and other pass through costs	46,039	38,251	43,909
Gross Profit	$26,585	$26,599	$27,230
Units sold: (MDth)	5,966	6,042	6,230
Customers (average for the period)	51,957	51,589	51,211
Electric			
Revenues	$78,655	$55,521	$48,527
Cost of fuel and other pass through costs	61,565	41,142	34,259
Gross Profit	$17,090	$14,379	$14,268
Units sold: (MWH)	739,532	810,604	849,124
Customers (average for the period)	31,295	31,074	30,635
Propane Gas			
Revenues	$17,269	$16,171	$15,115
Cost of fuel	9,717	8,428	7,803
Gross Profit	$ 7,552	$7,743	$7,312
Units sold: (MDth)	552	597	621
Customers (average for the period)	12,463	13,140	13,048
Consolidated			
Revenues	$168,548	$136,542	$134,781
Cost of fuel and other pass through costs	117,321	87,821	85,971
Gross Profit	$ 51,227	$ 48,721	$ 48,810
Customers (average for the period)	95,715	95,803	94,894

Natural Gas

Natural gas revenues increased $7.8 million, or 12% in 2008 over 2007 due to increases to recover fuel costs, which are passed through to customers. Our gross profit, which excludes expenses directly passed through to customers, remained flat as compared to the prior year. The percentage of gross profit to total revenues decreased by 4% compared to the prior year due to increases in our cost of fuel and the resulting increased pass-through revenue. The average customer growth increased marginally in 2008 compared to 2007 primarily due to the conversion of a large community from propane to natural gas in September 2007. In spite of colder weather, units sold decreased by 1%

most likely as the result of conservation measures taken by our customers due to higher fuel costs, the downturn in the housing market, and the economy as a whole.

We recorded additional 2006 over-earnings of $135,000 which reduced revenues and gross profit in the third quarter of 2008. The FPSC approved finalization of the 2006 over-earnings on September 29, 2008 and ordered the Company to fund its natural gas storm reserve to offset any future storm costs.

Natural gas revenues decreased $6.3 million, or 9% in 2007 over 2006. As the cost of natural gas declined, the revenues to recover the fuel costs, which are passed through to customers, decreased by $5.7 million. Our gross profit, which excludes expenses directly passed through to customers, decreased by $631,000 or 2%. The percentage of gross profit to total revenues increased by 3% compared to the prior year due to increases in our cost of fuel and the resulting increased pass-through revenue. Although customer growth was up in 2007 compared to 2006, we experienced a 3% decrease in units sold primarily due to milder weather.

Electric

Electric revenues increased $23.1 million or 42% in 2008 over 2007. The cost of fuel and other costs passed through to customers contributed to $20.4 million of the increase, as a result of higher fuel costs reflected in new fuel contracts effective January 1, 2008 in our Northwest division. Gross profit increased $2.7 million, or 19% compared to 2007 primarily due to the recent base rate increase. The percentage of gross profit to total revenues decreased by 4% compared to the prior year due to increases in our cost of fuel and the resulting increased pass-through revenue. This was despite a 5% decrease in units sold to our non-industrial customers. The decrease in consumption may be the result of conservation measures taken by our customers and the overall downturn in the economy.

Gross profit was not materially impacted from reduced consumption as this was forecasted in our recent electric rate increase approved in April 2008. Rates were set to compensate for the anticipated reduction in units sold due to significant increases in fuel costs. The FPSC approved the final annual electric rate increase of approximately $3.9 million effective May 22, 2008. An interim rate increase of approximately $800,000 annually was in effect from November 22, 2007 until the final rates went into effect.

Electric revenues increased $7.0 million or 14% in 2007 over 2006. Cost of fuel and other costs that were passed through to customers contributed to $6.9 million of the increase as a result of higher fuel costs reflected in the new fuel contracts effective January 1, 2007 in our Northeast division. Gross profit, which excludes the fuel and other costs passed through in revenue, was flat compared to 2006. The percentage of gross profit to total revenues decreased by 4% compared to the prior year due to increases in our cost of fuel and the resulting increased pass-through revenue. Although the number of customers increased by 1%, there was a marginal decrease in units sold, excluding units sold to industrial customers, as a result of possible conservation measures taken by our customers due to the fuel cost increases.

Propane Gas

Propane revenues increased $1.1 million, or 7%, primarily as a result of increased rates to our customers to recover $1.3 million in increased fuel costs. Gross profit declined by $191,000 or 2% in 2008 compared to 2007 as a result of a 7.5% decrease in units sold. In spite of colder temperatures, units sold declined as a result of the conversion of a large development from propane to natural gas in September 2007. In addition, the downturn in the housing market and the economy had a negative impact on customer growth and usage per customer. Additionally, we recorded an inventory loss adjustment of approximately $110,000 in 2008. This loss may have been caused primarily by faulty metering equipment and measurement errors.

Propane revenues increased $1.1 million, or 7%, in 2007 compared to 2006. Higher fuel costs caused $625,000 of this increase. Gross profit increased $431,000 or 6% in 2007 compared to 2006. Although we experienced a 4% decrease in units sold to customers due to warmer weather, this was offset by increased rates and service fees.

Operating Expenses

Operating expenses include operation, maintenance, depreciation, amortization and taxes other than income taxes, and exclude fuel costs, conservation and taxes based on revenues that are directly passed through to customers and recovered in revenues.

Operating Expenses
(Dollars in thousands)

	Year Ended December 31,		
	2008	2007	2006
Natural gas	$ 23,022	$ 21,951	$ 21,112
Electric	12,885	11,726	11,215
Propane gas	6,211	6,223	6,306
Total Operating Expenses	$ 42,118	$ 39,900	$ 38,633

Natural Gas

Natural gas operating expenses increased $1.1 million, or 5%, in 2008 as compared with 2007. Administrative expenses account for $401,000 of this increase and are discussed in a separate section below. We experienced a $449,000 increase in expenses relating to uncollectible accounts which may be another consequence of the declining economy. To address this issue, we have increased our collection efforts and are enforcing deposit requirements. The increase includes a large write off of $164,000 for a commercial customer bankruptcy. Depreciation expense increased $194,000 due to normal plant growth and the conversion of the Summer Glen development from propane to natural gas in September of 2007.

To help offset increased expenditures, we reduced selling expenses by eliminating sales positions. Additionally, other operating expenses decreased as a result of the slowdown in the economy and housing market. We experienced fewer installations of gas lines to residential customers as new construction activities continued to decline. The combined impact was a decrease in our other operating and sales expenses of $269,000.

Natural gas operating expenses increased $839,000, or 4%, in 2007 as compared with 2006. Administrative expenses accounted for $503,000 of the increase and are discussed in a separate section below. Depreciation expense increased $291,000 due in part to construction of mains and additional meters to distribute gas to new developments in South Florida along with increasing capacity requirements for existing customers. As a result of a new management focus to offset the effects of the construction industry and housing market slowdown, we increased our efforts to provide improved customer service and upgraded our existing meter equipment resulting in an increase of related expenses of $287,000. This increase was offset by a $245,000 reduction in sales expense resulting from the elimination of three sales positions due to cut backs related to the slowdown in the housing market.

Electric

Electric operating expenses increased $1.2 million, or 10%, in 2008 as compared with 2007. Administrative expenses account for $106,000 of the increase and are discussed in a separate section below. Operating expenses increased by $192,000 due to the addition of an engineering position and due to the additional substation, line and lighting inspections necessary to comply with new operating requirements. As a result of storm hardening initiatives recently mandated by the FPSC, tree trimming and other maintenance expenses increased by $231,000. New electric depreciation rates, that were effective January 1, 2008, and normal plant growth increased depreciation expense by $495,000. A portion of the 2008 depreciation expense was not recovered in 2008 in electric rates due to the timing of final rate increase.

Electric operating expenses increased $511,000, or 5%, in 2007 as compared with 2006. Administrative expenses accounted for $437,000 of the increase and are discussed in a separate section below. Due to a quiet hurricane season this year, we were able to re-direct work efforts and make some operating and safety improvements of our overall electric system, which increased operating expenses by $136,000. As a result of a milder storm season, we experienced a decrease in weather-related maintenance of conduct, lines and poles expenses of $184,000.

Propane Gas

Propane gas operating expenses remained flat in 2008 as compared with 2007. We experienced decreased selling expenses of $146,000 as a result of a continued drop in demand from the slowdown of new construction in South Florida and the overall economy.

Additionally, other operating expenses and depreciation expense decreased $133,000 and $75,000, respectively, due in a large part to a conversion of customers in our central Florida division from propane to natural gas in the fourth quarter of 2007. These expenses were offset by increased general administrative expenses of $236,000, discussed in a separate section below, and increased customer accounts expense of $67,000 relating to increased bad debts, due to the downturn in the economy.

Propane gas operating expenses decreased $83,000, or 1%, in 2007 as compared with 2006. The major reason for the decrease was lower selling expenses as a result of a drop in demand from the slowdown of new construction in South Florida. Additionally, the SummerGlen project was converted from a propane system to natural gas in the fourth quarter of 2007 causing all related expenses to shift to our natural gas segment.

Administrative Expenses

Administrative expenses which includes allocations for merchandising and jobbing, increased $743,000, or 7%, in 2008 over 2007. Approximately $500,000 of this increase was due to professional fees and expenses incurred in the second quarter of 2008 related to strategic development activity no longer ongoing. The impact to net income for these expenses is approximately $312,000, or $.05 per share, for the year ending December 31, 2008. Pension and medical costs continued to outpace inflation, increasing $125,000 and $165,000, respectively. We experienced an increase to payroll and temporary staffing costs of $334,000 as a result of normal pay raises and additional temporary assistance related to tax work. These increases were partially offset by a drop in general liability expenses of $581,000, as discussed below, since claims in 2007 were above normal levels.

Administrative expenses increased $1 million, or 11%, in 2007 over 2006. Several unusual claims resulting in settlements were the primary reasons for the $796,000 increase to our liability expenses. These claims were for several general liability suits related to auto, employment and liability issues. In addition, our payroll expenses increased $163,000 as a result of annual pay raises.

Total Other Income and Deductions

Other income and deductions include merchandise and service revenues and expenses; gains and losses on disposal of property; interest expense; and miscellaneous income and expenses. Merchandise sales and installation and interest expenses are the largest components of this section and are discussed below.

Merchandise and Services Revenue and Expenses

Merchandise and services revenue and expenses decreased by $582,000 and $472,000, respectively, resulting in decreased profit of $110,000 in 2008 as compared to 2007. We continue to face a slowdown in the construction industry and housing market, in addition to current economic conditions. This has reduced the demand for new merchandise and installations. Management does not anticipate the housing market or economy will rebound in 2009, and expects sales to stay suppressed.

In 2007, merchandise and services revenue and expenses decreased by $1.1 million and $1.3 million, respectively, although our overall profit increased $125,000, as compared to 2006. A lower number of product installations actually improved our profit margin on the installation side of our business. We had fewer customer owned tank installations and we discontinued generator sales, both of which are historically less profitable. The slowdown in the construction industry and housing market, along with a quiet hurricane season, dramatically reduced the demand for new merchandise.

Interest Expense

Interest expense consists of interest on bonds, short-term borrowings, over earnings and customer deposits. In 2008, interest expense decreased $54,000. This is mainly due to a drop in tax related interest expense relating to prior year IRS audit findings and the related interest expense. Interest expense in long-term borrowing decreased due to the partial repayment of principal from a sinking fund payment. This was offset by increased short-term interest expense due to a higher balance on the line of credit.

Other

Income was generated in 2008 from a special project to build a propane facility for a fire rescue department. This is the primary reason for the $59,000 increase to other net non-operating income.

Income Taxes

Higher taxable income increased income tax expense by $106,000 in 2008 over 2007.

Liquidity and Capital Resources

Summary of Primary Sources and Uses of Cash

(Dollars in thousands)	Year Ended December 31,		
	2008	2007	2006
Sources of Cash:			
Operating activities, including working capital changes	$12,620	$14,526	$20,090
Net proceeds on short-term debt	1,625	7,656	-
Other sources of cash	814	923	1,179
Uses of Cash:			
Construction expenditures	11,227	16,740	13,116
Dividends paid	2,788	2,681	2,551
Net payment on long-term & short-term debt	1,442	-	6,092
Other uses of cash	83	290	121
Net (use) source of cash	$ (481)	$ 3,394	$ (611)

Cash Flows

Operating Activities

Net cash flow provided by operating activities decreased by approximately $1.9 million in 2008 as compared to 2007. This was caused by several factors:

- Fuel costs increased over the prior year and we also refunded prior year over-recoveries. Both of these items caused a decrease in cash of $2.1 million compared to the prior year.
- We experienced a $2.2 million decrease in cash as a result of higher receivables due to increased revenues.
- We had a $2.2 million decrease in cash resulting from prepaid taxes primarily as a result of expected pension contributions to be made in 2009 for the 2008 plan year. We expect to receive this tax refund in the first half of 2009.
- We experienced a $3.7 million increase in cash from reductions in current taxes paid compared to the prior year. The primary reason for this increase was depreciation true-ups for prior tax years. This partially offset the decrease to cash listed above.

Net cash flow provided by operating activities decreased in 2007 by approximately $5.6 million compared to 2006. We had a $6.4 million decrease related to refunding the prior over-recovery of fuel and other pass through costs.

Investing Activities

Capital expenditures decreased in 2008 compared to 2007 by approximately $5.5 million. The majority of the decrease was a result of purchase of land for the future site of our South Florida operations facility for approximately $3.5 million in the prior year. During 2007, our Northwest Florida electric division incurred above normal expenditures of $265,000 for storm hardening projects, meter, and regulator purchases. In our Northeast Florida electric division, $600,000 of 2008 scheduled electric transmission expenditures were delayed until 2009 due to contractor scheduling conflicts and specification changes. In addition there was a significant reduction in expenditures for distribution facilities and installations this year because of the slowdown in the construction industry and economy.

Capital expenditures increased in 2007 compared to 2006 by approximately $3.6 million. The major component of the increase was the purchase of land for approximately $3.5 million for the future site of our South Florida operations facility.

Financing Activities

Cash from short-term borrowings decreased by approximately $6.0 million in 2008, primarily due to increased borrowings in 2007 to fund the purchase of land for our South Florida division. Cash of $1.4 million was used in 2008 for sinking fund payments due in the second quarter of this year.

Short-term borrowings increased by approximately $7.7 million in 2007. The main reasons for the increase were the purchase of land for our South Florida operations center and the repayment of over-recoveries of fuel costs from prior periods.

Capital Resources

We have a revolving line of credit with Bank of America which expires July 1, 2010. Prior to March 2008, the available line of credit was $15 million with the ability to increase the limit to a maximum of $20 million upon 30 days notice. In March 2008, we amended our line of credit to allow us, upon 30 days notice, to increase our maximum credit line from $20 million to $26 million and to reduce the interest rate paid on borrowings by 0.10% or 10 basis points. In April 2008, we increased the currently available line of credit from $12 million to $15 million and at December 31, 2008, the balance outstanding was $12.7 million. We reserve $1 million of the line of credit to cover potential expenses for any major storm repairs in our electric segment and an additional $250,000 for a letter of credit insuring propane gas facilities.

The line of credit contains affirmative and negative covenants that, if violated, would give the bank the right to accelerate the due date of the loan to be immediately payable. The line of credit covenants with Bank of America include certain financial ratios, all of which are currently met. However, see 'Covenants' below under "Outlook and Subsequent Events".

The line of credit, long-term debt and preferred stock as of December 31, 2008 comprised 56% of total debt and equity capitalization.

Historically we have periodically paid off short-term borrowings under lines of credit using the net proceeds from the sale of long-term debt or equity securities. We continue to review our financing options including increasing our short-term line of credit, issuing equity, or issuing debt. The choice of financing will be dependent on prevailing market conditions, the impact to our financial covenants and the effect on income. The timing of additional funding will be dependent on projected environmental expenditures, building of the South Florida operations facility, pension contributions, and other capital expenditures.

Our 1942 Indenture of Mortgage and Deed of Trust, which is a mortgage on all real and personal property, permits the issuance of additional bonds based upon a calculation of unencumbered net real and personal property. At December 31, 2008, such calculation would permit the issuance of approximately $49.7 million of additional bonds.

On October 14, 2008 we received approval from the FPSC to issue and sell or exchange an additional amount of $45 million in any combination of long-term debt, short-term notes and equity securities and/or to assume liabilities or obligations as guarantor, endorser or surety during calendar year 2009.

We have $3.5 million in invested funds for payment of future environmental costs. We expect to use some or all of these funds in 2010 and 2011.

We expect to receive tax refunds of approximately $2.2 million in early 2009. The primary reason for this refund is our planned pension contribution of $4.6 million for plan year 2008 expected to be made in 2009 as shown in Note 13A in the Notes to Consolidated Financial Statements. This pension contribution is a deduction for tax purposes in 2008 calendar year; but was not known at the time of estimated tax payments made in calendar year 2008.

As of December 31, 2008 there was approximately $5.9 million in receivables from the 2003 sale of our water assets. We received an installment of $252,000 in February of 2009. Final payment of principal and interest totaling $5.8 million is expected in February 2010.

Capital Requirements

Portions of our business are seasonal and dependent upon weather conditions in Florida. This affects the sale of electricity and gas and impacts the cash provided by operations. Construction costs also impact cash requirements throughout the year. Cash needs for operations and construction are met partially through short-term borrowings from our line of credit.

Capital expenditures were originally expected to be higher in 2009 compared to 2008 by approximately $3.1 million. However, management has decided to reduce capital expenditures significantly when possible for 2009, which should lower capital expenditures to the 2008 level of $11.2 million or below. Overall, 2008 experienced decreased capital investments due to the downturn in the economic climate and reduced construction levels. The 2009 projected capital expenditures reflect normal spending levels required for replacement natural gas construction related to expected road construction and include $800,000 for system improvements and expansion within our natural gas segments.

Cash requirements will increase significantly in the future due to environmental cleanup costs, sinking fund payments on long-term debt and pension contributions. Environmental cleanup is forecast to require payments of $774,000 in 2009, with remaining payments, which could total approximately $9.1 million, net of investment proceeds, beginning in 2010. Annual long-term debt sinking fund payments of approximately $1.4 million will continue in 2009 for ten years.

The Company made a voluntary contribution in our defined benefit pension plan of $400,000 in 2008 for the 2007 plan and expects to make 2009 contributions of $4.6 million for the 2008 plan and $1.2 million for the 2009 plan. Refer to Note 13A in the Notes to Consolidated Financial Statements. We will continue to make contributions as required by the Pension Protection Act funding rules. As a result of the current economic climate and the impact to the stock market investments held within our pension plan, future contributions to our defined benefit pension plan are expected to increase. Annual contributions are expected to range between approximately $1.8 million and $5.9 million in each of the next five calendar years. Our total pension contributions over the next five years are anticipated to be approximately $15 million. Annual pension expenses are projected to be between $1 million and $2 million per year over the next five years. The total expenses for this five year period are projected to be approximately $8 million.

In an effort to reduce anticipated pension costs and the pension liability, the Company is proposing to freeze this plan effective December 31, 2009. With the freeze, total pension expense and total pension contributions for the next five years are expected to be approximately $1 million and $12 million, respectively. As a result of the freeze, annual contribution payments are expected to be $3.7 million in 2010, $600,000 in 2011, $1.2 million in 2012 and $1.0 million in 2013.

We believe that cash from operations, coupled with short-term borrowings on our line of credit, will be sufficient to satisfy our operating expenses, normal construction expenditure and dividend payments through 2009; however we are considering equity or debt financing in 2009 or 2010. The need and timing will depend upon operational requirements, the timing of environmental expenditures, pension contributions and construction expenditures. In addition, if we experience significant environmental expenditures in the next two or three years it is possible we may need to raise additional funds. There can be no assurance, however, that equity or debt transaction financing will be available on favorable terms or at all when we make the decision to proceed with a financing transaction.

Outlook and Subsequent Events

Electric Franchise Marianna

The City of Marianna is currently reviewing the franchise agreement with the Company that is up for renewal in 2010. The City has hired a Consultant to review the feasibility of purchasing the portion of our electric system that is within the city limits. If the City elects to purchase the

Marianna portion of the distribution system, it would be required to pay the fair market value, and would need to invest in the infrastructure to operate this limited facility. If the franchise is not renewed and the City purchases this portion of our electric system, the Company would have a gain in the year of the acquisition; but, ongoing financial results would be negatively impacted from the loss of this operating area within our electric operations. At this time we do not believe the City will find it prudent and expect it to renew the Marianna Franchise.

Storm Preparedness Expenses
Regulators continue to focus on hurricane preparedness and storm recovery issues for utility companies. Newly mandated storm preparedness initiatives have impacted our 2008 earnings and will continue to impact our operating expenses and capital expenditures in 2009. The current forecast is not expected to exceed additional annual expenditures of approximately $260,000. During the 2008 rate proceeding, these storm preparedness costs were approved and have been included in the base rates. It is possible that additional regulation and rules will be mandated regarding storm related expenditures over the next several years.

Land Purchase
We purchased land for $3.5 million in July 2007 for a new South Florida operations facility. We started preparing plans for site development of this property and may begin construction in the next one to three years.

We have a commitment to purchase land for approximately $200,000 adjacent to our Central Florida operations facility for additional parking. We expect to close on this land purchase in 2009.

Medical Insurance
We continue to experience increases in our medical insurance costs. Management expects an increase of approximately $104,000, or 4%, in 2009 over 2008. The combination of historical claims and the market trend resulted in an overall rate increase in 2009. The Company will continue to proactively identify healthcare options that will help control our overall medical costs and strive to assist our employees in improving their health.

Natural Gas Base Rate Proceeding
We filed a request with the FPSC in the fourth quarter of 2008 for a base rate increase of approximately $9.9 million annually in our natural gas segment. This request included recovery of increased expenses and some capital expenditures since our last rate proceeding in 2004. Finalization of this request and approval, if any, of a natural gas base rate increase would not occur until mid 2009.

Interim rate relief was approved by the FPSC on February 10, 2009 for partial recovery of the increased expenditures. Interim rates which should produce additional annual revenues of approximately $1.0 million became effective for meter readings on and after March 12, 2009. The permanent rates may differ from the interim rates. The interim rates are collected subject to refund with interest.

If the FPSC approves partial recovery instead of full recovery of the requested rate increase, which includes recovery of increased expenses; return on capital expenditures; and a requested return on common equity, the impact to our 2009 and future net operating income in our natural gas segment would be lower than anticipated.

Natural Gas Depreciation Study

We filed a depreciation study with the FPSC in the fourth quarter of 2008 for our natural gas segment. We requested an implementation date to coincide with a change to our natural gas base rates expected to be effective mid 2009. We expect depreciation expense will increase approximately $400,000 annually beginning mid 2009, and expect full recovery for this increased expense in our rate increase.

Large Customer in NE Electric Division

A large industrial customer in our Northeast electric division filed for bankruptcy on January 26, 2009.

Although the average monthly gross profit from this customer was approximately $29,000 in 2008, the average total monthly bill including fuel costs for this customer was approximately $250,000. This customer has currently paid all outstanding amounts that were due as of December 31, 2008. The Company has reserved approximately $200,000 for this potential bad debt in the first quarter of 2009 awaiting the outcome of this bankruptcy proceeding. If the courts determine that we have to refund any prior payments, the Company may be required to write-off a portion of this customer's receivables including fuel cost to our reserve. If a write off is required for this customer, the Company plans to request special treatment from the FPSC to defer the write-off of this receivable to bad debt expense until the Company's next base rate proceeding and to amortize the write-off to bad debt expense over four years.

Bad Debt Expense

Management expects bad debt expense and related write-offs of receivables to continue increasing further in 2009 as a result of the current economic climate and the impact to our customers. We are not able to predict the impact to our financial results, but we do anticipate an increase to bad debt expense over the current levels.

Energy Efficiency Legislation

Regulators are focusing on several legislative issues involving the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007 and related issues. One major provision is the implementation of a renewable portfolio standard. Since the Company is a non-generating utility with existing ten year all-requirements wholesale energy contracts, there is significant concern over the additional purchased power cost that may be required to comply with the standard. Although this cost may be passed on to the customers through a rate increase, continued decrease in customer usage will have an impact on operations. "Smart Grid Technology" is another item being considered that would require significant capital investment to develop, install and manage. The Company understands the overall benefits from the legislation but the burden imposed on a small utility like ours is of particular concern. The Company is continuing to communicate with the FPSC to find solutions that will work for the Company, while maintaining manageable electric rates for customers.

Covenants

We have historically met all our line of credit and fuel supplier covenants. As of December 2008 we were in violation of a covenant regarding our total liabilities to tangible net worth ratio included in one of our supply agreements with a fuel provider. The violation was caused primarily by a significant increase in our pension liability. Failure to meet this covenant would have required us to provide a one year irrevocable letter of credit for $3.3 million; however, we received a 30 day time extension to March 27, 2009 to meet this covenant ratio. On March 20, 2009, we calculated the covenant ratio, as of February 28, 2009, and are now are in compliance with this covenant. We plan to notify the fuel provider before March 27, 2009 of our compliance. At this time management does not anticipate any further covenant violations.

Our line of credit contains a similar covenant ratio. The Company is in compliance with all covenants on our line of credit and other fuel supply agreements at December 31, 2008. Management is continuing to take steps to comply with all covenants going forward, but there can be no assurance that further deterioration of the market or the economy will not occur and give rise to a violation.

Contractual Obligations

Table of Contractual Obligations
(Dollars in thousands)

Payments due by period:	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term Debt Obligations	$50,966	$1,409	$2,818	$2,818	$43,921
Long-term Debt Interest	55,923	3,736	7,061	6,512	38,614
Natural Gas and Propane Gas Purchase Obligations	48,635	31,070	9,753	5,311	2,501
Electric Purchase Obligations	5,170	574	1,149	1,149	2,298
Other Purchase Obligations	972	863	105	4	-
Pension Plan Contributions	17,757	1,790	8,250	4,655	3,062
Total	$179,423	$39,442	$29,136	$20,449	$90,396

Long-term Debt Obligations
The Long-term Debt Obligations are principal amounts.

Long-term Debt Interest
The Long-term Debt Interest represents the interest obligation on our mortgage bonds.

Natural Gas and Propane Gas Purchase Obligations
Our Natural Gas Purchase Obligations consist of those contracts necessary to arrange for the purchase of natural gas to meet our demand requirements as well as those contacts necessary to arrange for the interstate and intrastate transport to our gate stations. In addition, our Propane Gas Purchase Obligations consist of those contracts necessary to arrange for the purchase and delivery of propane gas to our storage facilities to meet demand requirements.

Electric Purchase Obligations
The Company's contracts for the supply of electricity in our Northeast division effective January 1, 2007 and our Northwest division effective in January 1, 2008 significantly increased our contractual obligations over prior years due to a minimum purchase provision.

Purchase Obligations
A purchase order is considered an obligation if it is associated with a contract or is authorizing a specific purchase of material. The Other Purchase Obligation amount presented above represents the amount of open purchase orders.

Pension, Medical Postretirement and Other Obligations
Our pension plan continues to meet all minimum pension funding requirements under ERISA and will continue to do so with contributions required during 2009. Current projections indicate that we will make required contributions in 2009 of $560,000 for our 2008 plan year and $1.2 million for our 2009 plan year. We also intend to make voluntary contributions in 2009 of approximately $4.1 million for our 2008 plan year as summarized in Note 13A in the Notes to Consolidated Financial Statements. These voluntary contributions are not included in less than one year column in the

Contractual Obligations table. We will continue to make future contributions as required by the Pension Protection Act to satisfy minimum funding rules and to avoid any pension plan restrictions.

In an effort to reduce the anticipated expenses and pension liability, the Company is proposing to freeze the pension plan effective December 31, 2009 for all employees currently in the Company's pension plan. The freeze will reduce both pension expenses and pension contribution beginning in 2010. The freeze will stop additional benefits from accruing in the future, including freezing salary rates at levels existing in 2009. With the freeze, total pension expense and total pension contributions for the next five years are expected to be approximately $1 million and $12 million, respectively.

Environmental cleanup is anticipated to require approximately $774,000 in 2009, the remainder to be paid in following years. These payments are not included in the Contractual Obligations table.

We have medical postretirement payments relating to retiree medical insurance. These payments are not included in the Contractual Obligations table. Estimated future payments are described in Note 13A in the Notes to Consolidated Financial Statements.

Dividends

We have historically paid dividends. It is our intention to continue to pay quarterly dividends for the foreseeable future. However, our dividend policy is reviewed on an ongoing basis by our Board of Directors and is dependent upon our future earnings, cash flow, financial condition, capital requirements, debt covenants and other factors. Our Fifteenth Supplemental Indenture of Mortgage and Deed of Trust restricts the amount that is available for cash dividends. At December 31, 2008, approximately $10.2 million of retained earnings were free of such restriction and available for the payment of dividends.

Line of Credit

We have a revolving line of credit with Bank of America which expires July 1, 2010. Prior to March 2008, the line of credit was for an available line of $15 million with the ability to increase the limit to a maximum of $20 million upon 30 days notice. In March 2008, we amended our line of credit to allow us, upon 30 days notice, to increase our maximum credit line from $20 million to $26 million and to reduce the interest rate paid on borrowings by 0.10% or 10 basis points. In April 2008, we increased the currently available line of credit from $12 million to $15 million and at December 31, 2008, the balance outstanding was $12.7 million. We reserve $1 million of the line of credit to cover potential expenses for any major storm repairs in our electric segment and an additional $250,000 for a letter of credit insuring propane gas facilities.

Other

Impact of Recent Accounting Standards

Financial Accounting Standard No. 157

In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements". This statement clarifies fair value as the market value received to sell an asset or paid to transfer a liability, that is, the exit value, and applies to any assets or liabilities that require recurring determination of fair value. The measurement includes any applicable risk factors and does not include any adjustment for volume. On February 12, 2008, the FASB issued proposed FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" which deferred the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually) to fiscal years beginning after November 15, 2008. The Company has adopted SFAS No. 157 effective January 1, 2008 for financial assets and financial liabilities and effective January 1, 2009 for nonfinancial assets and nonfinancial liabilities. This statement did not have a material impact on our financial condition or results of operation.

Financial Accounting Standard No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This statement permits measurement at fair value of certain firm commitments, nonfinancial insurance contracts and warranties, host financial instruments and recognized financial assets and liabilities, excluding consolidating investments in subsidiaries, consolidating variable interest entities, various forms of deferred compensation agreements, leases, depository institution deposit liabilities and financial instruments included in shareholders' equity. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We did not elect to report any additional assets or liabilities at fair value and accordingly, the adoption of SFAS 159 did not have a material effect on our financial position or results of operations.

Financial Accounting Standard No. 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". This standard requires noncontrolling ownership interests be disclosed separately in equity, separate disclosure of income contributable to each party, changes in controlling interests be reported consistently, and deconsolidation be measured at fair value. As the Company does not currently have any noncontrolling interests, this standard will not have an impact on our financial condition or results of operations.

Financial Accounting Standard No. 141R

In December 2007, the FASB issued a revision to Statement No. 141, "Business Combinations". This statement is effective prospectively for business combinations occurring on or after January 1, 2009 for our Company. This revision broadens the scope of a business combination to include transactions in which no consideration has been exchanged, sets the acquisition date as the date control is obtained, replaces the cost allocation method with fair value method to assign values to assets and liabilities assumed, requires restructuring costs to be recorded separate of the business combination, and does not permit deferral of contractual contingencies at acquisition date. As this revision is adopted prospectively and all qualifying future business combinations would be evaluated under the new provisions, the effects on our results of operations will depend on the nature and size of any future acquisitions.

Financial Accounting Standard No. 161

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133". This standard requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company expects to adopt SFAS No. 161 effective January 1, 2009. The Company does not anticipate the adoption of this standard will have a material effect on our disclosures.

FASB Staff Position, FAS No. 142-3

In April 2008, the FASB issued FASB Staff Position, or "FSP", FAS 142-3, "Determination of the Useful Life of Intangible Assets," effective for financial statements issued for fiscal year beginning after December 15, 2008, and interim periods within those fiscal years. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 "Goodwill and Other Intangible Assets," thereby resulting in improved consistency between the useful life applied under SFAS No. 142, and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R, "Business Combinations." We will adopt FSP FAS 142-3 effective January 1, 2009. We do not expect that the adoption of FSP, FAS No. 142-3 will have a material effect on our results of operations or financial position.

Financial Accounting Standard No. 162
In May 2008, the FASB issued Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles". This standard offers guidance on the principles used to prepare financial statements in accordance with GAAP. FASB Statements of Financial Accounting Concepts now supersede industry practice. The Company does not anticipate the adoption of this standard will have a material effect on our financial position or results of operation.

Critical Accounting Policies and Estimates

Regulatory Accounting
We prepare our financial statements in accordance with the provisions of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" and it is our most critical accounting policy. In general, SFAS No. 71 recognizes that accounting for rate-regulated enterprises should reflect the relationship of costs and revenues introduced by rate regulation. As a result, a regulated utility may defer recognition of a cost (a regulatory asset) or recognize an obligation (a regulatory liability) if it is probable that, through the rate making process, there will be a corresponding increase or decrease in revenues or expenses. SFAS No. 71 does not apply to our unregulated propane gas operations.

Criteria that give rise to the discontinuance of SFAS No. 71 include increasing competition that restricts our ability to establish prices to recover specific costs, and a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. We periodically review these criteria to ensure that the continuing application of SFAS No. 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that our regulatory assets are probable of recovery.

Use of Estimates
We are required to use estimates in preparing our financial statements so they will be in compliance with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates. We believe that the accruals for potential liabilities are adequate. The estimates in our financial statements included the accrual for pensions, environmental liabilities, over-earnings liability, unbilled revenues, allowances for doubtful accounts, uninsured liability claims and the regulatory deferred income tax and deferred income tax liabilities.

- Pension and post retirement benefits-An actuary calculates the estimated pension liability in accordance with FASB 87, FASB 88 as amended by FASB 132 and FASB 158.
- Environmental liabilities-These liabilities are subject to certain unknown future events. The Company reviews the environmental issues regularly with the geologists performing the feasibility studies and their legal counsel specializing in manufactured gas plant issues and negotiates with the environmental regulators and the other participating parties to determine the adequacy of the estimated liability for environmental reserves.

- Over-earnings liability-This liability is subject to regulatory review and possible disallowance of some expenses in determining the amount of over-earnings.
- Unbilled revenues-Unbilled revenue is estimated with certain assumptions including unaccounted for units and the use of current month sales to estimate unbilled sales.
- Allowances for doubtful accounts- This liability is estimated based on historical information and trended current economic conditions, certain assumptions, and is subject to unknown future events. Actual results could differ from our estimates.
- Uninsured liability claims-We are self-insured for the first $250,000 of each general and auto liability claim and accrue for estimated losses occurring from both asserted and unasserted claims. The estimate for unasserted claims arising from unreported incidents is based on an analysis of historical claims data and judgment.
- Regulatory deferred income tax and deferred income tax liabilities-These liabilities are estimated based on historical data and are subject to finalization of our income tax return. Actual results could differ from our estimates.

Revenue Recognition

We bill utility customers on a monthly cycle basis; however, the billing cycle periods for most customers do not coincide with the accounting periods used for financial reporting. We accrue estimated revenue for gas and electric customers for consumption used but not yet billed for in an accounting period. Determination of unbilled revenue relies on the use of estimates and historical data. We believe that the estimates for unbilled revenue materially reflect the unbilled gross profit for our customers for units used but not yet billed in the current period.

The FPSC approves rates that are intended to permit a specified rate of return on investment and limits the maximum amount of earnings of regulated operations. Any earnings in excess of this maximum amount are accrued for as over-earnings liability and revenues are reduced for this same amount. The calculations supporting these liabilities are complex and involve a variety of projections and estimates before the ultimate settlement of such obligations. The FPSC determines the disposition of any over-earnings with alternatives that include refunding to customers, funding storm damage or environmental reserves or reducing any depreciation reserve deficiency.

Effects of Inflation

Our tariffs for natural gas and electric operations provide for fuel clauses that adjust annually for changes in the cost of fuel. Increases in other utility costs and expenses not offset by increases in revenues or reductions in other expenses could have an adverse effect on earnings due to the time lag associated with obtaining regulatory approval to recover such increased costs and expenses, the uncertainty of whether regulatory commissions will allow full recovery of such increased costs and expenses and any effect on unregulated propane gas operations.

Environmental Matters

We currently use or have used in the past, several contamination sites that are currently involved in pending or threatened environmental litigation as discussed in Note 11- "Contingencies" in the Notes to Consolidated Financial Statements. We intend to vigorously defend our rights in this litigation. We have insurance and rate relief to cover any expected losses or expenses. We believe that the aggregate of all future contamination assessment and remedial costs, legal fees and other related expenses would not exceed the insurance proceeds received and any rate relief granted. The final 2004 natural gas rate relief granted by the FPSC provided future recovery of $8.9 million for environmental liabilities. The remaining balance to be recovered from customers through future recovery is included on the balance sheet as “Other regulatory assets-environmental”.

Forward-Looking Statements (Cautionary Statement)

This report contains forward-looking statements that are based on current expectations, estimates, forecasts and projections and management's beliefs and assumptions. Any statements that are not statements of historical fact should be considered forward-looking statements. Forward-looking statements in this report include, but are not limited to those relating to the following expectations:

- Our consideration of equity or debt financing in 2009 or 2010.
- Cash requirements will increase significantly in the future due to environmental clean-up costs, sinking fund payments on long-term debt and pension contributions.
- Cash from operations, coupled with short-term borrowings on our line of credit, will be sufficient to satisfy our operating expenses, normal construction expenditure and dividend payments through 2009.
- Realization of actual additional revenues from the electric rate proceeding finalized in May 2008 will occur as expected.
- Finalization and approval of a natural gas base rate increase will occur in the second quarter of 2009 as expected.
- Impact of the overall economic conditions on our earnings, customer growth rates, unit sales and sales expense.
- Capital expenditures will be less than originally expected for 2009.
- Timing and progress of construction on the South Florida operations facility.
- Timing of closing on land purchase adjacent to our Central Florida operations facility.
- Increase in medical insurance costs in 2009.
- Increase in pension liability reserve and contributions to our defined benefit pension plan in 2009 and beyond.
- Potential violation of our covenants with our bank that provides our line of credit and with our fuel providers.
- Increase in bad debt expense on our customer accounts receivable.
- Impact of Energy Efficiency Legislation on our Company and our operating results.
- Renewal of the Marianna Franchise.
- Additional annual expenditures relating to storm preparedness.

Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from what is expressed in such forward-looking statements. Important factors that could cause actual results to differ materially from those expressed by the forward-looking statements include, but are not limited to, those set forth above in "Risk Factors".

Quantitative and Qualitative Disclosures about Market Risk

We have market risk exposure only from the potential loss in fair value resulting from changes in interest rates. We have no material exposure relating to commodity prices because under our regulatory jurisdictions, we are fully compensated for the actual costs of commodities (natural gas and electricity) used in our operations. Any commodity price increases for propane gas are normally passed through monthly to propane gas customers as the fuel charge portion of their rate.

None of our gas or electric contracts are accounted for using the fair value method of accounting. While some of our contracts meet the definition of a derivative, we have designated these contracts as "normal purchases" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". As of December 31, 2008, we had not entered into any hedging activities, and we do not anticipate entering into hedging activities in 2009. Beginning in 2009, we will start pre-buying propane when certain price levels are reached.

We have no exposure to equity risk, as we do not hold any material equity instruments. Our exposure to interest rate risk is limited to investments held for environmental costs, the long-term notes receivable from the sale of our water division and short-term borrowings on the line of credit. The investments held for environmental costs are short-term fixed income debt securities whose carrying amounts are not materially different than fair value. The short-term borrowings were approximately $12.7 million at the end of December 2008. We do not believe we have material market risk exposure related to these instruments. The indentures governing our two first mortgage bond series outstanding contain "make-whole" provisions (pre-payment penalties that charge for lost interest), which render refinancing impracticable until sometime after 2012.

Our non-interest bearing long-term receivable from the sale of the water operations was discounted at 4.34%. A hypothetical 0.5% (50 basis points) increase in the interest rate used would change the current fair value from $5.86 million to $5.83 million.

In 2008, a hypothetical 0.5% (50 basis points) decrease in the long-term interest rate on $50.9 million debt excluding unamortized debt discount would change the fair value from $56.6 million to $59.6 million.

Changes in short-term interest rates could have an effect on income depending on the balance borrowed on the variable rate line of credit. We had short-term debt of $12.7 million on December 31, 2008 and $11.1 million on December 31, 2007. A hypothetical 1% increase in interest rates would have resulted in a decrease in annual earnings for 2008 by $127,000 and for 2007 by $110,000, based on year-end borrowings.

ANNUAL REPORT

Financial Statements and Supplementary Data

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	Years Ended December 31		
Revenues	**2008**	**2007**	**2006**
Natural gas	$ 72,624	$ 64,850	$ 71,139
Electric	78,655	55,521	48,527
Propane gas	17,269	16,171	15,115
Total revenues	168,548	136,542	134,781
Cost of Fuel and Other Pass Through Costs	117,321	87,821	85,971
Gross Profit	51,227	48,721	48,810
Operating Expenses			
Operation	26,115	25,178	24,422
Maintenance	3,737	3,402	3,484
Depreciation and amortization	8,912	8,286	7,742
Taxes other than income taxes	3,354	3,034	2,985
Total operating expenses	42,118	39,900	38,633
Operating Income	9,109	8,821	10,177
Other Income and (Expense)			
Merchandise and service revenue	2,595	3,177	4,322
Merchandise and service expenses	(2,329)	(2,801)	(4,071)
Other income	1,045	690	620
Other expense	(315)	(19)	(33)
Interest expense on long-term debt	(3,855)	(3,948)	(3,949)
Interest expense on short-term borrowings	(296)	(187)	(108)
Interest expense on customer deposits and other	(665)	(735)	(551)
Total other expense – net	(3,820)	(3,823)	(3,770)
Earnings Before Income Taxes	5,289	4,998	6,407
Income Taxes	(1,803)	(1,697)	(2,238)
Net Income	3,486	3,301	4,169
Preferred Stock Dividends	29	29	29
Earnings for Common Stock	$ 3,457	$ 3,272	$ 4,140
Earnings Per Common Share (basic and diluted)	$ .57	$ .54	$ .69
Dividends Declared Per Common Share	$ .47	$ .45	$ .43
Average Shares Outstanding	6,087,441	6,039,767	5,993,589

See Notes to Consolidated Financial Statements

Statement of Comprehensive Income

Years Ending December 31,

(Dollars in thousands)

	2008	**2007**	**2006**
Net income	$3,486	$3,301	$4,169
Other comprehensive (loss) income:			
Pension and postretirement plans	(2,628)	306	(165)
Income taxes on pension and post retirement	989	(115)	62
Other comprehensive (loss) income	(1,639)	191	(103)
Comprehensive income	$1,847	$3,492	$4,066

ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2008	December 31, 2007
ASSETS		
Utility Plant		
Natural gas	$ 109,507	$ 104,770
Electric	79,667	76,520
Propane gas	17,267	17,141
Common	4,187	3,953
Total	210,628	202,384
Less accumulated depreciation	68,303	64,012
Net utility plant	142,325	138,372
Current Assets		
Cash	2,997	3,478
Accounts receivable	13,973	12,269
Income taxes receivable	2,211	-
Notes receivable	252	298
Allowance for uncollectible accounts	(455)	(326)
Unbilled receivables	2,041	1,879
Inventories (at average or unit cost)	3,961	4,251
Prepaid expenses	1,037	861
Under-recovery of fuel costs	756	-
Special deposit - fuel contract	130	188
Deferred charges – current	155	211
Regulatory asset- environmental - current	456	456
Deferred income taxes – current	513	949
Total current assets	28,027	24,514
Other Assets		
Regulatory asset – environmental	6,636	7,197
Regulatory asset – retirement plan	9,945	-
Long-term receivables and other investments	5,619	5,622
Investments held for environmental costs	3,507	3,444
Special deposit – fuel contract	-	130
Deferred charges	6,409	6,230
Goodwill	2,405	2,405
Intangible assets (net)	4,058	4,430
Total other assets	38,579	29,458
Total	$ 208,931	$ 192,344

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS (continued)

(Dollars in thousands)

	December 31, 2008	December 31, 2007
CAPITALIZATION AND LIABILITIES		
Capitalization		
Common shareholders' equity	$ 48,512	$ 48,946
Preferred stock	600	600
Long-term debt	47,920	49,363
Total capitalization	97,032	98,909
Current Liabilities		
Line of credit	12,747	11,122
Accounts payable	11,481	9,901
Long term debt - current	1,409	1,409
Insurance accrued	265	218
Interest accrued	1,081	1,163
Other accruals and payables	3,241	2,729
Environmental liability - current	774	1,379
Taxes accrued	1,902	2,168
Over-earnings liability	-	26
Over-recovery of fuel costs	1,608	2,761
Over-recovery of conservation	357	446
Customer deposits	11,099	10,547
Total current liabilities	45,964	43,869
Other Liabilities		
Deferred income taxes	17,820	16,630
Unamortized investment tax credits	203	266
Environmental liability	12,655	12,250
Regulatory liability – cost of removal	10,304	9,359
Regulatory liability - taxes	707	796
Regulatory liability – retirement plan	-	564
Long-term medical and pension reserve	19,352	4,817
Customer advances for construction	2,476	2,497
Regulatory liability – storm reserve	2,418	2,387
Total other liabilities	65,935	49,566
Total	$ 208,931	$ 192,344

See Notes to Consolidated Financial Statements

ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CAPITALIZATION

(Dollars in thousands except per share amounts)

	December 31, 2008	December 31, 2007
Common Shareholders' Equity		
Common stock, $1.50 par value, authorized 10,000,000 shares; issued 6,199,070 shares in 2008; issued 6,182,983 shares in 2007	$ 9,299	$ 9,275
Paid-in capital	6,065	6,076
Retained earnings	36,424	35,797
Accumulated other comprehensive income/(loss), retirement plan adjustment, net of income tax of $936 in 2008 and $53 in 2007	(1,551)	88
Treasury stock - at cost (97,350 shares in 2008, 129,223 shares in 2007)	(1,725)	(2,290)
Total common shareholders' equity	48,512	48,946
Preferred Stock		
4 ¾% Series A, $100 par value, redemption price $106, authorized and outstanding 6,000 shares	600	600
4 ¾% Series B Cumulative Preferred, $100 par value, redemption price $101, authorized 5,000 and none issued	-	-
$1.12 Convertible Preference, $20 par value, redemption price $22, authorized 32,500 and none issued	-	-
Total preferred stock	600	600
Long-Term Debt		
First mortgage bonds series		
9.57 % due 2018	8,182	9,091
10.03 % due 2018	4,500	5,000
9.08 % due 2022	8,000	8,000
4.90 % due 2031	13,900	14,000
6.85 % due 2031	14,975	14,990
Unamortized debt discount	(1,637)	(1,718)
Total long-term debt	47,920	49,363
Total Capitalization	$ 97,032	$ 98,909

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(Dollars in thousands)

	Common Stock							
	Shares Issued	Aggregate Par Value	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Shares	Treasury Shares Cost	Common Shareholders' Equity
Balances as of December 31, 2005	6,152,676	$9,229	$5,998	$33,625	$ -	188,994	$(3,349)	$45,503
Net income	-	-	-	4,169	-	-	-	4,169
Accumulated other comprehensive loss, retirement plans adjustment, net of income tax of $62	-	-	-	-	(103)	-	-	(103)
Dividends	-	-	-	(2,581)	-	-	-	(2,581)
Stock plans	13,972	21	56	-	-	(28,645)	507	584
Balances as of December 31, 2006	6,166,648	9,250	6,054	35,213	(103)	160,349	(2,842)	47,572
Net income	-	-	-	3,301	-	-	-	3,301
Accumulated other comprehensive income, retirement plans adjustment, net of income tax of $115	-	-	-	-	191	-	-	191
Dividends	-	-	-	(2,717)	-	-	-	(2,717)
Stock plans	16,335	25	22	-	-	(31,126)	552	599
Balances as of December 31, 2007	6,182,983	9,275	6,076	35,797	88	129,223	(2,290)	48,946
Net income	-	-	-	3,486	-	-	-	3,486
Accumulated other comprehensive loss, retirement plans adjustment, net of income tax of $989	-	-	-	-	(1,639)	-	-	(1,639)
Dividends	-	-	-	(2,859)	-	-	-	(2,859)
Stock plans	16,087	24	(11)	-	-	(31,873)	565	578
Balances as of December 31, 2008	6,199,070	$9,299	$6,065	$36,424	$(1,551)	97,350	$(1,725)	$48,512

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31, 2008	2007	2006
Cash Flows from Operating Activities:			
Net income	$ 3,486	$ 3,301	$ 4,169
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	8,912	8,286	7,742
Deferred income taxes	2,526	(1,198)	(2,003)
Bad debt expense	831	448	623
Investment tax credits	(63)	(69)	(75)
Other	708	886	805
Interest income from sale of non-utility property	(244)	(253)	(252)
Compensation expense from the issuance of stock	57	47	88
Effects of changes in:			
Receivables	(2,836)	(620)	3,115
Unbilled receivables	(162)	78	(39)
Inventories and prepayments	(1,667)	68	711
Accounts payable and accruals	3,105	4,826	(976)
Over (under) recovery of fuel and other pass through costs	(1,998)	58	6,500
Area expansion program deferred costs	104	(313)	238
Regulatory asset and environmental liability	560	175	584
Other	(699)	(1,194)	(1,140)
Net cash provided by operating activities	12,620	14,526	20,090
Cash Flows from Investing Activities:			
Construction expenditures	(11,227)	(16,740)	(13,116)
Customer advances received for construction	(21)	(210)	361
Purchase of long-term investments	(62)	(80)	(106)
Proceeds received on notes receivable	283	371	321
Other	10	-	(15)
Net cash used in investing activities	(11,017)	(16,659)	(12,555)
Cash Flows from Financing Activities:			
Net change in short-term borrowings	1,625	7,656	(6,092)
Net change in long-term borrowings	(1,442)	-	-
Proceeds from common stock plans	521	552	497
Dividends paid	(2,788)	(2,681)	(2,551)
Net cash (used in) provided by financing activities	(2,084)	5,527	(8,146)
Net (Decrease) Increase in Cash	(481)	3,394	(611)
Cash at Beginning of Year	3,478	84	695
Cash at End of Year	$ 2,997	$ 3,478	$ 84
Supplemental Cash Flow Information			
Cash was paid during the years as follows:			
Interest	$ 4,777	$ 4,375	$ 4,777
Income taxes	$ 2,359	$ 1,984	$ 3,298

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting and Reporting Policies

A. General

Florida Public Utilities Company (FPUC or the Company) is an operating public utility engaged principally in the purchase, transmission, distribution and sale of electricity and in the purchase, transmission, distribution, sale and transportation of natural gas. The Company is subject to the jurisdiction of the Florida Public Service Commission (FPSC) with respect to its natural gas and electric operations. The suppliers of electric power to the Northwest Florida division and of natural gas to the natural gas divisions are subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC). The Northeast Florida division is supplied most of its electric power by a municipality which is exempt from FERC and FPSC regulation. The Company also distributes propane gas through a non-regulated subsidiary.

B. Basis of Presentation

The consolidated financial statements include the accounts of Florida Public Utilities Company and its wholly owned subsidiary, Flo-Gas Corporation. All significant intercompany balances and transactions have been eliminated. The Company's accounting policies and practices conform to accounting principles generally accepted in the United States of America (GAAP) as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the FPSC and in accordance to the rule requirements of the Securities and Exchange Commission (SEC).

C. Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of these estimates include the accruals for pensions, allowance for doubtful accounts, environmental liabilities, liability reserves, unbilled revenue, regulatory deferred tax liabilities and over-earnings liability. Actual results may differ from these estimates and assumptions.

D. Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the 2008 presentation.

E. Regulation

The financial statements are prepared in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 71 – "Accounting for the Effects of Certain Types of Regulation". SFAS No. 71 recognizes that accounting for rate-regulated enterprises should reflect the relationship of costs and revenues introduced by rate regulation. A regulated utility may defer recognition of a cost (a regulatory asset) or show recognition of an obligation (a regulatory liability) if it is probable that, through the ratemaking process, there will be a corresponding increase or decrease in revenues. The Company has recognized certain regulatory assets and liabilities in the consolidated balance sheets. The Company believes that the FPSC will continue to allow recovery of such items through rates. As these regulatory assets and liabilities are recovered through rates or paid through a reduction of rates, the assets and liabilities are amortized to revenue and expense. In the event that a portion of the Company's operations are no longer subject to the provisions of SFAS No. 71, the Company would be required to write-off related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if an impairment related to other assets exists, including plant, and write-down the assets, if impaired, to their fair value. The Company would be required to expense the regulatory assets and record revenue or reduce expenses for the regulatory liabilities, with the exception of the deferred retirement plan which would be recorded to Other Comprehensive income (loss) and cost of removal, if they no longer were subject to the provisions of SFAS No. 71, or the FPSC disallowed the deferral of these regulatory assets and liabilities. Upon disallowance, it is possible some liabilities would have to be refunded to customers.

Summary of Regulatory Assets and Liabilities
(Dollars in thousands)

	2008	2007
Assets		
Deferred development costs (1)	$ 4,161	$ 4,265
Unamortized fuel related regulatory costs (5)	24	36
Environmental assets (2)	7,092	7,653
Deferred retirement plan costs (4)	9,945	-
Unamortized Rate Case expense (7)	861	535
Under-recovery of fuel costs (6)	756	-
Unamortized piping and conversion costs (1)	1,273	1,379
Unamortized loss on reacquired debt (1)	172	190
Total Regulatory Assets	$24,284	$14,058
Liabilities		
Tax liabilities (8)	$ 707	$ 796
Cost of removal (9)	10,304	9,359
Deferred retirement plan costs (4)	-	564
Storm reserve liabilities(3)	2,418	2,387
Over-recovery of fuel costs (6)	1,608	2,761
Over-recovery of conservation (6)	357	446
Over-earnings liability (3)	-	26
Total Regulatory Liabilities	$15,394	$16,339

(1) Deferred development costs, unamortized piping and conversion costs, and unamortized loss on reacquired debt are included in deferred charges in the consolidated balance sheets.

(2) The Company has included the amount due from customers as a regulatory asset for environmental costs. The FPSC authorized recovery of these environmental costs from customers over 20 years.

(3) The Commission ordered disposition in 2008 of our 2006 natural gas over-earnings to additionally fund our storm reserve for our natural gas operations. Our natural gas storm reserve is approximately $790,000 as of December 31, 2008. Our electric storm reserve is approximately $1,629,000 as of December 31, 2008.

(4) The actuarial valuation of the retirement plan obligations has been completed and the recognition provisions of Statement 158 resulted in a regulatory liability for $564,000 at December 31, 2007 and a regulatory asset for $9.9 million at December 31, 2008.

(5) The Company has deferred certain regulatory fuel-related costs and as of January 2006 has been amortizing these over five years according to a FPSC order in the November 2005 fuel hearings.

(6) The Company has certain costs that are passed directly through to customers for recovery including fuel and conservation costs. There are amounts related to these expenses that are either over or under-recovered in a calendar year. These over-recoveries will be returned to customers and under-recoveries will be collected from customers in the following year, but both are deferred in the current period.

(7) The Company has costs associated with preparing and filing rate proceedings before the FPSC. These costs are amortized over a four year period. This represents the unamortized portion of these costs. The Company has incurred rate case costs associated with the recent electric filing finalized in 2008 and the natural gas filing expected to be finalized in 2009. Amortization will not begin on the natural gas proceeding until mid 2009.

(8) The Company has deferred tax liabilities associated with property. The Company uses a FPSC-approved method to amortize these liabilities.

(9) The Company has a liability for the estimated future costs to remove or retire existing fixed assets.

The base revenue rates for regulated segments are determined by the FPSC and remain constant until a request for an increase is filed and approved by the FPSC or the FPSC orders the Company to reduce their rates. For the Company to recover increased costs from the effects of inflation and construction expenditures for regulated segments, a request for an increase in base revenues would be required. Separate filings would be required for the electric and natural gas segments. The Company is currently seeking rate relief in their natural gas segment. Approval of interim rate relief of $1.0 million was granted effective for meter readings on or after March 12, 2009 and final approval, if any, is expected in the second quarter of 2009.

At December 31, 2008, all of our regulatory assets and all of our regulatory liabilities are reflected or are expected to be reflected in rates charged to customers.

Criteria that give rise to the discontinuance of SFAS No. 71 include increasing competition that restricts our ability to establish prices to recover specific costs, and a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. We periodically review these criteria to ensure that the continuing application of SFAS No. 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that our regulatory assets are probable of recovery.

F. Derivatives

None of the Company's gas or electric contracts are accounted for using the fair value method of accounting. All material contracts that meet the definition of derivative instruments are considered "normal purchase" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

G. Revenue Recognition

The Company's revenues consist of base revenues, fuel adjustment charges, conservation charges and the pass-through of certain governmental imposed taxes based on revenues.

The FPSC approves base revenue rates that are intended to permit a specified rate of return on investment and limits the maximum amount of earnings of regulated operations. Fuel adjustment charges, conservation charges and the pass-through of certain governmental imposed taxes based on revenues are approved by the FPSC to allow recovery of fuel, conservation and revenue based taxes from the Company's customers. Any over or under-recovery of these expense items are deferred and subsequently refunded or collected in the following period.

Annually, any earnings in excess of this maximum amount permitted in the base rates are accrued for as an over-earning liability and revenues are reduced an equivalent amount. The calculations supporting these liabilities are complex and involve a variety of projections and estimates before the ultimate settlement of such obligations. The FPSC determines the disposition of any over-earnings with alternatives that include refunding to customers, funding storm damage or environmental reserves, or reducing any depreciation reserve deficiency.

The Company bills utility customers on a monthly cycle basis; however, the billing cycle periods for most customers do not coincide with the accounting periods used for financial reporting. The Company accrues estimated revenue for gas and electric customers on usage not yet billed for the accounting period. Determination of unbilled revenue relies on the use of estimates, fuel purchases and historical data.

Electric interim rate relief for partial recovery of the increased expenditures was approved by the FPSC on October 23, 2007. Interim rates were effective November 2007. A final annual electric rate increase of approximately $3.9 million a year was approved in April 2008, with the new rates which began on May 22, 2008. These revenues provided an increase to our overall profitability for the electric segment and recovery of increased expenditures including depreciation, storm readiness mandates and initiatives and other expenses incurred throughout 2008.

We filed a request with the FPSC in the fourth quarter of 2008 for a base rate increase in our natural gas segment. This request included recovery of increased expenses and some capital expenditures since our last rate proceeding in 2004. Finalization of this request and approval, if any, of a natural gas base rate increase would not occur until mid 2009. Interim rates which will produce additional annual revenues of approximately $1 million went into effect for meter readings on and after March 12, 2009. These interim revenues are collected subject to refund pending the outcome of our final rate increase.

H. Taxes Collected from Customers and Remitted to Governmental Authorities

The Company remits to governmental authorities various taxes collected from customers throughout the year including gross receipts and franchise taxes. These taxes are pass through revenues and expenses and do not impact the Company's results of operations. The amount of gross receipts and franchise taxes for the year ending December 31, 2008 and 2007 was $8.7 million and $7.1 million, respectively.

I. Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts. This liability is estimated based on historical information and trended current economic conditions, certain assumptions, and is subject to unknown future events. Actual results could differ from our estimates.

Our accounts receivable are considered delinquent after 21 days. The customer receives a delinquent notice reminder to pay within 5 days. If payment is not received by the date specified on the delinquent notice, we send a collector out to either collect the past due amount or disconnect the account for nonpayment. We provide for a bad debt provision for all accounts over 90 days unless special circumstances exist. We also provide for a bad debt provision based on historical data for those accounts less than 90 days. All accounts are generally written off after 90 days and sent to an outside, third party collection agency.

The following is a summary of the activity in Allowance for Doubtful Accounts for the years ending December 31:

Allowance for Doubtful Accounts (Dollars in thousands)				
	Balance at Beginning of Year	Write-offs	Provisions to Bad Debt Expense	Balance at End of Year
2006	$ 272	466	623	$ 429
2007	$ 429	551	448	$ 326
2008	$ 326	702	831	$ 455

A large industrial customer in our Northeast electric division filed for bankruptcy on January 26, 2009 This customer has currently paid for all outstanding receivable amounts as of December 31, 2008 and accordingly, there has been no provision for bad debt allowances as of December 31, 2008 for this customer.

J. Utility Plant and Depreciation

Utility plant is stated at original cost. The propane gas utility plant that was acquired was stated at fair market value at the time of the acquisition. Additions to utility plant include contracted services, direct labor, transportation and materials for additions. Units of property are removed from utility plant when retired. Maintenance and repairs of property and replacement and renewal of items determined not to be units of property are charged to operating expenses. Substantially all of the utility plant and the shares of Flo-Gas Corporation collateralize the Company's first mortgage bonds.

Utility Plant
(Dollars in thousands)

Plant Classification	Annual Composite Depreciation Rate	2008	2007
Land		$ 4,545	$ 4,537
Buildings	2.0% to 4.9%	7,647	7,085
Distribution	1.8% to 7.5%	174,810	167,327
Transmission	1.8% to 3.8%	6,970	6,957
Equipment	2.2% to 20.0%	14,190	13,307
Furniture and Fixtures	4.8% to 20.0%	444	417
Work-in-Progress		2,022	2,754
		$ 210,628	$ 202,384

Depreciation for the Company's regulated segments is computed using the composite straight-line method at rates prescribed by the FPSC for financial accounting purposes. Propane gas depreciation is computed using a composite straight-line method at an average rate based on estimated average life of approximately 20-30 years. Such rates are based on estimated service lives of the various classes of property. Depreciation provisions on average depreciable property approximate 3.9% in 2008, 3.8% in 2007 and 3.9% in 2006. Depreciation expense was $7.3 million, $6.7 million and $6.2 million for 2008, 2007 and 2006, respectively.

K. Earnings Per Share

The Company includes earnings per common share (basic and diluted) on the consolidated statements of income. The Company does not have any outstanding stock based awards that would be dilutive or anti-dilutive.

L. Impact of Recent Accounting Standards

Financial Accounting Standard No. 157

In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements". This statement clarifies fair value as the market value received to sell an asset or paid to transfer a liability, that is, the exit value, and applies to any assets or liabilities that require recurring determination of fair value. The measurement includes any applicable risk factors and does not include any adjustment for volume. On February 12, 2008, the FASB issued proposed FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" which deferred the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually) to fiscal years beginning after November 15, 2008. The Company has adopted SFAS No. 157 effective January 1, 2008 for financial assets and liabilities and effective January 1, 2009 for nonfinancial assets and nonfinancial liabilities. This statement did not have a material impact on our financial condition or results of operation.

Financial Accounting Standard No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This statement permits measurement at fair value of certain firm commitments, nonfinancial insurance contracts and warranties, host financial instruments and recognized financial assets and liabilities, excluding consolidating investments in subsidiaries, consolidating variable interest entities, various forms of deferred compensation agreements, leases, depository institution deposit liabilities and financial instruments included in shareholders' equity. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We did not elect to report any additional assets or liabilities at fair value and accordingly, the adoption of SFAS 159 did not have a material effect on our on our financial position or results of operations.

Financial Accounting Standard No. 160

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51". This standard requires noncontrolling ownership interests be disclosed separately in equity, separate disclosure of income contributable to each party, changes in controlling interests be reported consistently, and deconsolidation be measured at fair value. As the Company does not currently have any noncontrolling interests, this standard will not have an impact on our financial condition or results of operations.

Financial Accounting Standard No. 141R

In December 2007, the FASB issued a revision to Statement No. 141, "Business Combinations". This statement is effective prospectively for business combinations occurring on or after January 1, 2009 for our Company. This revision broadens the scope of a business combination to include transactions in which no consideration has been exchanged, sets the acquisition date as the date control is obtained, replaces the cost allocation method with fair value method to assign values to assets and liabilities assumed, requires restructuring costs to be recorded separate from the business combination. As this revision is adopted prospectively and all qualifying future business combinations would be evaluated under the new provisions, the effects on our results of operations will depend on the nature and size of any future acquisitions.

Financial Accounting Standard No. 161

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133". This standard requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company expects to adopt SFAS No. 161 effective January 1, 2009. The Company does not anticipate the adoption of this standard will have a material effect on our disclosures.

FASB Staff Position, FAS No. 142-3

In April 2008, the FASB issued FASB Staff Position, or "FSP", FAS 142-3, "Determination of the Useful Life of Intangible Assets," effective for financial statements issued for fiscal year beginning after December 15, 2008, and interim periods within those fiscal years. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 "Goodwill and Other Intangible Assets," thereby resulting in improved consistency between the useful life applied under SFAS No. 142, and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R, "Business Combinations." We will adopt FSP FAS 142-3 effective January 1, 2009. We do not expect that the adoption of FSP, FAS No. 142-3 will have a material effect on our results of operations or financial position.

Financial Accounting Standard No. 162

In May 2008, the FASB issued Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles". This standard offers guidance on the principles used to prepare financial statements in accordance with GAAP. FASB Statements of Financial Accounting Concepts now supersede industry practice. The Company does not anticipate the adoption of this standard will have a material effect on our financial position or results of operation.

M. Advertising Expense

The Company follows the accounting policy of expensing advertising costs as they are incurred. The amounts recognized for advertising expenses were $249,000 and $308,000 in 2008 and 2007, respectively.

2. Goodwill and Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company does not amortize goodwill or intangibles with indefinite lives. The Company at least annually, or periodically, if events or circumstances may indicate possible impairment tests the goodwill and indefinite lived intangibles for impairment by reporting segment. In the event impairment exists, the Company would write-down the associated goodwill and intangible assets with indefinite lives to fair value. The impairment tests performed in 2007 and 2008 resulted in no impairment charges.

Goodwill associated with the Company's acquisitions is identified as a separate line item on the consolidated balance sheet and consists of $1.9 million in the propane gas segment and $550,000 in the natural gas segment.

Intangible assets associated with the Company's acquisitions and software have been identified as a separate line item on the balance sheet. Summaries of those intangible assets at December 31 are as follows:

Intangible Assets
(Dollars in thousands)

		2008	2007
Customer distribution rights	(Indefinite life)	$ 2,800	$ 2,800
Software	(Five to nine year life)	3,542	3,499
Accumulated amortization		(2,284)	(1,869)
Total intangible assets, net of amortization		$4,058	$ 4,430

The 2008 amortization expense of computer software was approximately $424,000. The Company expects the amortization expense of computer software to be approximately $400,000 annually over the next five years, with the current level of software investment.

3. Notes Receivables

As of December 31, 2008 there was approximately $5.9 million in receivables from the 2003 sale of our water assets with the interest of 4.34%. We received an installment of $252,000 in February of 2009. Final payment of principal and interest totaling $5.8 million is expected in February 2010.

4. Over-earnings - Natural Gas

The FPSC approves rates that are intended to permit a specified rate of return on investment and limits the maximum amount of earnings of regulated operations. The Company has agreed with the FPSC staff to limit the earned return on equity for regulated natural gas and electric operations. The table below summarizes our overearnings activities for the years ending 2008, 2007 and 2006.

Natural Gas Over-Earnings Summary
(Dollars in thousands)

	Years Ended December 31		
	2008	2007	2006
Revenues:			
Revenues excluding over-earnings	$72,759	$64,820	$71,160
2005 Over-earnings	-	(16)	-
2006 Over-earnings	(135)	46	(21)
Natural Gas Revenue	$72,624	$ 64,850	$71,139
Other Income and (Expense):			
Interest expense excluding interest on over-earnings	$649	$658	$551
2005 Over-earnings interest	-	76	-
2006 Over-earnings interest	16	1	-
Interest expense on customer deposits and other	$ 665	$ 735	$ 551

	As of December 31, 2008	2007
Capitalization and Liabilities:		
Beginning Over-earnings liability	$26	$722
Adjustment for 2005 Over-earnings	-	92
Transfer of 2005 Over-earnings to storm reserve	-	(610)
Applied 2005 Over-earnings to regulatory asset – storm reserve	-	(133)
Adjustment for 2006 Over-earnings	151	(45)
Transfer of 2006 Over-earnings to storm reserve	(177)	-
Ending Over-earnings liability	$ -	$ 26

In 2008, there are no estimated natural gas and electric over-earnings.

On September 29, 2008 the FPSC finalized the 2006 over-earnings for the natural gas segment. Total over-earnings was determined to be $160,000, plus interest of $ 17,000. The FPSC ordered the disposition of 2006 over-earnings to provide additional funds for the natural gas storm reserve.

On August 14, 2007 the FPSC finalized the disposition of 2005 over-earnings for the natural gas segment. Total over-earnings was determined to be $666,000, plus interest of $76,000. The FPSC ordered disposition of 2005 over-earnings to eliminate the related regulatory asset-storm reserve in natural gas operations and the storm surcharge collected from customers. The remaining over-earnings was used to fund a storm reserve for any future storm costs.

5. Storm Reserves

As of December 31, 2008, the Company had a storm reserve of approximately $1.6 million for the electric segment and approximately $790,000 for the natural gas segment. The Company does not have a storm reserve for the propane gas segment.

The FPSC ordered disposition of 2005 over-earnings to eliminate the related regulatory asset – storm reserve in natural gas operations and the storm surcharge collected from customers. The remaining 2005 over-earnings and the 2006 over-earnings were used to fund a storm reserve for any future storm costs.

6. Income Taxes

A. Provision for Income Taxes

The provision (benefit) for income taxes consists of the following:

(Dollars in thousands)	Years ended December 31, 2008	2007	2006
Current payable:			
Federal	$ (558)	$ 2,518	$ 3,652
State	(102)	446	664
Current	(660)	2,964	4,316
Deferred:			
Federal	2,152	(1,028)	(1,723)
State	374	(170)	(280)
Deferred – net	2,526	(1,198)	(2,003)
Investment tax credit	(63)	(69)	(75)
Total income taxes	$ 1,803	$ 1,697	$ 2,238

B. Effective Tax Rate Reconciliation

The difference between the effective income tax rate and the statutory federal income tax rate applied to pretax income is as follows:

(Dollars in thousands)	Effective Rate Reconciliation Years ended December 31,		
	2008	2007	2006
Federal income tax at statutory rate (34%)	$ 1,798	$ 1,699	$ 2,178
State income tax, net of federal benefit	194	181	233
Investment tax credit	(63)	(69)	(75)
Tax exempt interest	(83)	(85)	(85)
Other	(43)	(29)	(13)
Total provision for income taxes	**$ 1,803**	**$ 1,697**	**$ 2,238**

C. Deferred Income Taxes

Tax effect of temporary differences which give rise to deferred taxes assets and deferred tax liabilities are as follows:

(Dollars in thousands)	Years ended December 31,	
Deferred tax assets:	2008	2007
Environmental liability	$ 2,384	$ 2,249
Self insurance liability	792	763
Vacation payable	542	384
Allowance for doubtful accounts	171	123
General liability	100	82
Storm reserve liability	910	898
Amortizable customer based intangible	733	670
Pension liability	847	1,086
Under/over Recoveries – conservation costs	134	167
Other assets	117	57
Total deferred tax assets	$ 6,730	$ 6,479
Deferred tax liabilities:		
Utility plant related and intangibles	$ 22,790	$ 21,458
Underrecovery of fuel costs	843	406
Rate case expense	324	201
Other liabilities	80	95
Total deferred tax liabilities	$ 24,037	$ 22,160
Net deferred income taxes	$ 17,307	$ 15,681

Deferred tax liabilities included in the consolidated balance sheets are as follows:

(Dollars in thousands)	Years ended December 31,	
	2008	2007
Deferred income tax - long term liabilities	$ 17,820	$ 16,630
Less: Deferred income tax - current assets	513	949
Net deferred income tax liabilities	$ 17,307	$ 15,681

Deferred income taxes are provided on all significant temporary differences between the financial statements and tax basis of assets and liabilities at currently enacted tax rates. Investment tax credits have been deferred and are amortized based upon the average useful life of the related property in accordance with the rate treatment.

D. Financial Accounting Standard Board Interpretation No. 48

On January 1, 2007 the Company adopted FIN 48. The interpretation prescribes a more likely-than-not recognition threshold and establishes new measurement requirements for financial statements reporting of an entity's income tax positions. We have performed an analysis of tax positions taken and expected to be taken on the tax returns and assessed the technical merits of each tax position (by relying on legislation and statutes, common legislative intent, regulations, rulings, and case law). We have determined that we have no material uncertain tax positions.

E. IRS Audits and Income Taxes Receivable

In February 2008, the IRS completed its examination of our 2003 and 2004 federal income tax returns. We reclassified the tax liability recognized in 2007 related to this audit as a current tax payable. We paid this tax liability and the interest of approximately $195,000 and $48,000 respectively in July 2008. This adjustment does not affect our annual effective income tax rate, and did not result in a material change in our financial position.

The Company amended its 2004 Florida corporate income tax returns to reflect the 2004 IRS audit adjustments.

During 2008, the IRS also examined our 2005 and 2006 tax years. Based on the completion of the IRS examination, at December 31, 2008 we had an income tax receivable of $346,000 and interest income of approximately $45,000 for the 2005 and 2006 tax years. The federal portion of this refund was received in 2009.

Due to the significant increase in our pension liability and in our pension contributions, our income tax for 2008 will be lower than originally estimated. We paid tax estimates in the first half of 2008 with the expectation of paying pension payments that were consistent with prior years. The additional tax deduction that will result from the increased pension expense will result in an overpayment of taxes for 2008. We have filed for a quick refund of that estimate overpayment of approximately $1.9 million which is included in income taxes receivable on the consolidated balance sheets at December 2008. We expect to receive this tax refund in the first half of 2009.

7. Capitalization

A. Common Shares Reserved

The Company has 3,800,930 authorized but unissued shares and 97,350 treasury shares as of December 31, 2008. The Company has reserved the following common shares for issuance as of December 31, 2008:

Dividend Reinvestment Plan	21,649
Employee Stock Purchase Plan	121,351
Board Compensation Plan	13,399

B. Preferred Stock

The Company has 6,000 shares of 4 ¾% Series A preferred stock $100 par value authorized for issuance of which 6,000 were issued and outstanding at December 31, 2008. The preferred stock is included in stockholders' equity on the balance sheet.

The Company also has 5,000 shares, 4 ¾% Series B preferred stock $100 par value authorized for issuance none of which has been issued.

The Company also has 32,500 shares, $1.12 Convertible Preference stock, $20 par value and $22 redemption price, authorized for issuance none of which has been issued.

C. Dividend Restriction

The Company's Fifteenth Supplemental Indenture of Mortgage and Deed of Trust restricts the amount that is available for cash dividends. At December 31, 2008, approximately $10.2 million of retained earnings were free of such restriction and therefore available for the payment of dividends. The line of credit agreement contains covenants that, if violated, could restrict or prevent the payment of dividends. As of December 31, 2008 the Company was not in violation of these covenants. See Note 14 in Notes to Consolidated Financial Statements.

D. Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan offers common stock at a discount to qualified employees.

E. Dividend Reinvestment Plan

The Company's Dividend Reinvestment Plan is offered to all Company shareholders and allows the shareholder to reinvest dividends received and purchase additional shares without a fee.

8. Long-term Debt

The Company issued its Fourteenth Series of First Mortgage Bond on September 27, 2001 in the aggregate principal amount of $15 million as security for the 6.85% Secured Insured Quarterly Notes, due October 1, 2031. Interest on the pledged bond accrues at the annual rate of 6.85% payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year beginning January 1, 2002.

The Company issued $14 million of Palm Beach County municipal bonds (Industrial Development Revenue Bonds) on November 14, 2001 to finance development in the area. The interest rate on the thirty-year callable bonds is 4.90%. The Company's long-term mortgage bonds are callable only if they are in default or the Company is in violation or the Company wishes to pre-pay the bonds. Although the Company has the option to pre-pay the bonds, the company currently does not plan to do so within the next 12 months.

The bond proceeds were restricted and held in trust until construction expenditures were actually incurred by the Company. In 2002 the remaining $8 million was drawn from the restricted funds held by the trustee.

In 1992, the Company issued its First Mortgage Bond 9.08% Series in the amount of $8 million. The thirty-year bond is due in June 2022.

The Company issued two of its Twelfth Series First Mortgage bond series on May 1, 1988; the 9.57% Series due 2018 in the amount of $10 million and 10.03% Series due 2018 in the amount of $5.5 million. These two issuances require annual sinking fund payments of $909,000 and $500,000 respectively, which began in 2008.

Long-term debt on the balance sheet has been reduced for unamortized debt discount. The unamortized debt discount at December 31 included in long-term debt on the balance sheet is $1.6 million in 2008 and $1.7 million in 2007.

Annual Maturities of Long-Term Debt
(Dollars in thousands)

	Total	2009	2010	2011	2012	2013	Thereafter
Long-term Debt	$50,966	$1,409	$1,409	$1,409	$1,409	$1,409	$ 43,921

9. Line of Credit

In 2004, the Company entered into an amended and restated loan agreement that allows the Company to increase the line of credit upon 30 days notice by the Company to a maximum of $20 million. In 2008, the agreement was amended with an expiration date of July 1, 2010, and a maximum of $26 million. The amendment also reduces the interest rate paid on borrowings by 0.10% or 10 basis points. Effective April 29, 2008, we increased the available line of credit from $12 million to $15 million, with a current outstanding balance of $12.7 million. The Company reserves $1 million of the line of credit to cover expenses for any major storm repairs in its electric segment. An additional $250,000 of the line of credit is reserved for a 'letter of credit' insuring our propane facilities.

The average interest rates for the line of credit were as follows as of December 31:

Year	Rate
2008	3.5%
2007	6.1%
2006	6.0%

10. Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for investments held in escrow for environmental costs, notes payable, taxes accrued and other accrued liabilities approximate fair value. The fair value of long-term debt excluding the unamortized debt discount is estimated by discounting the future cash flows of each issuance at rates currently offered to the Company for similar debt instruments of comparable maturities. The indentures governing our two first mortgage bond series outstanding contain "make-whole" provisions (pre-payment penalties that charge for lost interest). The values at December 31 are shown below.

	2008		2007	
(Dollars in thousands)	Carrying Amounts	Approximate Fair Value	Carrying Amounts	Approximate Fair Value
Long-term debt	$ 50,966	$56,600	$ 52,490	$60,000

11. Contingencies

Environmental

The Company is subject to federal and state legislation with respect to soil, groundwater and employee health and safety matters and to environmental regulations issued by the Florida Department of Environmental Protection, the United States Environmental Protection Agency and other federal and state agencies. Except as discussed below, the Company does not expect to incur material future expenditures for compliance with existing environmental laws and regulations.

	(Dollars in thousands)	
Site	**Range From**	**Range To**
West Palm Beach	$ 5,100	$ 18,300
Sanford	645	645
Pensacola and Key West	120	120
Total	$ 5,865	$ 19,065

The Company currently has $13.4 million recorded as our best estimate of the environmental liability. The FPSC approved up to $14 million for total recovery from insurance and rates based on the original 2005 projections as a basis for rate recovery. On October 18, 2004 the FPSC approved recovery of $9.1 million for environmental liabilities from rates. The Company has recovered a total of $6.3 million from insurance and rate recovery, net of costs incurred to date. The remaining balance of $7.1 million is recorded as a regulatory asset. The amortization of this recovery and reduction to the regulatory asset began on January 1, 2005. The majority of environmental cash expenditures is expected to be incurred before 2010, but may continue for another 10 years.

West Palm Beach Site

The Company is currently evaluating remedial options to respond to environmental impacts to soil and groundwater at and in the immediate vicinity of a parcel of property owned by us in West Palm Beach, Florida upon which we previously operated a gasification plant. Pursuant to a Consent Order between the Company and the Florida Department of Environmental Protection effective April 8, 1991, the Company completed the delineation of soil and groundwater impacts at the site. On June 30, 2008, the Company transmitted a revised feasibility study, evaluating appropriate remedies for the site, to the Florida Department of Environmental Protection.

The feasibility study evaluated a wide range of remedial alternatives based on criteria provided by applicable laws and regulations. The total costs for the remedies evaluated in the feasibility study ranged from a low of $2.8 million to a high of $54.6 million. Based on the likely acceptability of proven remedial technologies described in the feasibility study and implemented at similar sites, consulting/remediation costs to address the impacts now characterized at the West Palm Beach site are projected to range from $4.6 million to $17.9 million. This range of costs covers such remedies as in situ solidification for deeper soil impacts, excavation of surficial soil impacts, installation of a barrier wall with a permeable biotreatment zone, monitored natural attenuation of dissolved impacts in groundwater, or some combination of these remedies. The feasibility study proposed a remedy of surficial soil excavation, installation of a hanging barrier wall with permeable biotreatment zone, and monitored natural attenuation, the cost of which is projected to range from $4.6 million to $9.9 million.

Negotiations between the Company and the Florida Department of Environmental Protection on a final remedy for the site continue. Prior to the conclusion of those negotiations, we are unable to determine, to a reasonable degree of certainty, the complete extent or cost of remedial action that may be required. As of December 31, 2008, and subject to the limitations described above, the Company's remediation expenses, including attorneys' fees and costs, are projected to range from approximately $5.1 million to $18.3 million for this site.

Sanford Site
The Company owns a parcel of property located in Sanford, Florida, upon which a gasification plant was operated prior to our acquisition of the property. On March 25, 1998, the Company executed an Administrative Order on Consent with the four former owners and operators (collectively, the "Group") and the United States Environmental Protection Agency that obligated the Group to implement a Remedial Investigation/Feasibility Study and to pay the United States Environmental Protection Agency's past and future oversight costs. The Group also entered into a Participation Agreement and an Escrow Agreement on or about April 13, 1998. Work under the Remedial Investigation/Feasibility Study Administrative Order on Consent and Participation Agreement and an Escrow Agreement is now complete and the Company has no further obligations under either document.

In 2008, a revised Consent Decree was signed by all Group Members and the United States Environmental Protection Agency, providing for the implementation by the Group of the remedies the United States Environmental Protection Agency approved earlier for the site, which are set forth in the Records of Decision for Operable Units 1-3, and for the payment of the United States Environmental Protection Agency's past and future oversight costs. The Consent Decree was entered by the federal Court in Orlando and became effective on January 15, 2009; the parties to the Consent Decree are now obligated to implement the remedy approved by United States Environmental Protection Agency for the site.

In January 2007, the Company and other members of the Group signed a Third Participation Agreement, which provides for funding the remediation work specified in the Records of Decision for Operable Units 1-3 and supersedes and replaces the Second Participation Agreement. The Company's share of remediation costs under the Third Participation Agreement is set at 5% of a maximum of $13 million, or $650,000. To date, the Company has contributed $100,000 of its total share of remediation costs under the Third Participation Agreement. It is currently anticipated that the total cost of the final remedy will exceed $13 million. The Company has advised the other members of the Sanford Group that we are unwilling at this time to agree to pay any sum in excess of the $650,000 committed by us in the Third Participation Agreement.

Several members of the Sanford Group recently concluded negotiations with two adjacent property owners to resolve damages that the property owners allege that they have/will incur as a result of the implementation of the EPA approved remedy. In settlement of these claims, members of the Sanford Group (excluding the Company) have agreed to pay specified sums of money to the parties. In one case, the settlement agreement requires the select members of the Sanford Group to purchase the third party's property for approximately $2 million; the third party then has an option to buy back the property after completion of the remedy for approximately the same amount. In the other case, the select members agreed to a lump sum payment of $428,000. The Company has refused to participate in the funding of the third party settlement agreements based on the contention that it did not contribute to the release of hazardous substances at the site giving rise to the third party claims.

As of December 31, 2008, the Company's share of remediation expenses, plus the Company's attorneys' fees and costs, are projected to be approximately $645,000 for this site. However, at this time, we are unable to determine, to a reasonable degree of certainty, whether the other members of the Sanford Group will accept the Company's asserted defense to liability for costs exceeding $13 million to implement the final remedy for the site or will pursue a claim against the Company for a sum in excess of the $650,000 that FPUC has committed to fund the remedy. Accordingly, we are unable to conclude that the likelihood of an adverse outcome is probable or remote.

Pensacola Site

The Company is the prior owner/operator of the former Pensacola gasification plant, located at the intersection of Cervantes Street and the Louisville and Nashville (CSX) Railroad line, Pensacola, Florida. Following notification on October 5, 1990, that the Florida Department of Environmental Protection had determined that the Company was one of several responsible parties for any environmental impacts associated with the former gasification plant site, the Company entered into cost sharing agreements with three other responsible parties providing for the funding of certain contamination assessment activities at the site.

Following field investigations performed on behalf of the responsible parties, on July 16, 1997, the Florida Department of Environmental Protection approved a final remedy for the site that provides for annual sampling of selected monitoring wells. Such annual sampling has been undertaken at the site since 1998. The Company's share of these costs is less than $2,000 annually.

In March 1999, the United States Environmental Protection Agency requested site access in order to undertake an Expanded Site Inspection. The Expanded Site Inspection was completed by the United States Environmental Protection Agency's contractor in 1999 and an Expanded Site Inspection Report was transmitted to the Company in January 2000. The Expanded Site Inspection Report recommends additional work at the site. The responsible parties met with the Florida Department of Environmental Protection on February 7, 2000 to discuss the United States Environmental Protection Agency's plans for the site. In February 2000, the United States Environmental Protection Agency indicated preliminarily that it will defer management of the site to the Florida Department of Environmental Protection; as of July 31, 2008, the Company has not received any written confirmation from the United States Environmental Protection Agency or the Florida Department of Environmental Protection regarding this matter. Prior to receipt of the United States Environmental Protection Agency's written determination regarding site management, we are unable to determine whether additional field work or site remediation will be required by the United States Environmental Protection Agency and, if so, the scope or costs of such work.

As of December 31, 2008, the Company's share of remediation expenses for the site, including attorney's fees and costs, are projected to be approximately $27,000.

Key West Site

Between 1927 and 1938, the Company owned and operated a gasification plant on Catherine Street, in Key West, Florida. The plant discontinued operations in the late 1940s; the property on which the plant was located is currently used for a propane gas distribution business. In March

1993, a Preliminary Contamination Assessment Report was prepared by a consultant jointly retained by the Company and the current site owner and was delivered to the Florida Department of Environmental Protection. The Preliminary Contamination Assessment Report reported that very limited soil and groundwater impacts were present at the site. By letter dated December 20, 1993, the Florida Department of Environmental Protection notified the Company that the site did not warrant further "CERCLA consideration and a Site Evaluation Accomplished disposition is recommended." the Florida Department of Environmental Protection then referred the matter to its Marathon office for consideration of whether additional work would be required by the Florida Department of Environmental Protection's district office under Florida law. As of December 31, 2008, the Company has received no further communication from the Florida Department of Environmental Protection with respect to the site. At this time, we are unable to determine whether additional field work will be required by the Florida Department of Environmental Protection and, if so, the scope or costs of such work. In 1999, the Company received an estimate from its consultant that additional costs to assess and remediate the reported impacts would be approximately $166,000. As of December 31, 2008 and assuming the current owner shared in such costs according to the allocation agreed upon by the parties for the Preliminary Contamination Assessment Report, the Company's share of remediation expenses, including attorneys' fees and costs, is projected to be $93,000 for this site.

12. Commitments

A. General

To ensure a reliable supply of electric and natural gas at competitive prices, the Company has entered into long-term purchase and transportation contracts with various suppliers and producers, which expire at various dates through 2023. At December 31, 2008, the Company had firm purchase and transportation commitments adequate to supply its expected future sales requirements. The Company is committed to pay demand or similar fixed charges of approximately $31.1 million during 2009 related to gas purchase agreements. Substantially all costs incurred under the electric and gas purchase agreements are currently recoverable from customers through fuel adjustment clause mechanisms.

13. Employee Benefit Plans

A. Pension Plan

The Company sponsors a qualified defined benefit pension plan for non-union employees that were hired before January 1, 2005 and for unionized employees that work under one of the six Company union contracts and were hired before their respective contract dates in 2005 and 2006.

In an effort to reduce the anticipated expenses and pension liability, the Company is proposing to freeze the pension plan effective December 31, 2009 for all employees currently in the Company's pension plan. The freeze will reduce both pension expenses and pension contribution beginning in 2010. The freeze will stop additional benefits from accruing in the future, including freezing salary rates at levels existing in 2009. With the freeze, total pension expense and total pension contributions for the next five years are expected to be approximately $1 million and $12 million, respectively.

Our Company adopted the recognition provisions of SFAS No. 158, as required, at December 31, 2006 and used December 31 as the measurement date to measure the assets and obligations of our retirement plans. This resulted in an additional liability for retirement plans. The tax on the non-regulated portion of the liability has been recorded as a deferred income tax asset. As an offset, the regulatory portion of this liability has been deferred as a regulatory asset to be recovered in future periods and the remaining loss has been included in other accumulated comprehensive income (loss) net of taxes.

The fair value of our retirement plan assets and obligations are subject to change based on market fluctuations.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three year period ending December 31, 2008 and a statement of the funded status as of December 31, of all three years:

Benefit Obligations and Funded Status

	Fiscal Year Ending December 31,		
	2008	**2007**	**2006**
Accumulated Benefit Obligation at the End of the Year	$37,441,162	$34,139,719	$33,693,860
Change in Projected Benefit Obligation on a Measurement Year Basis:			
Projected Benefit Obligation at the Beginning of the Period	39,519,824	38,650,888	36,349,925
Service Cost	1,014,581	1,053,824	1,225,495
Interest Cost	2,582,227	2,293,540	2,160,719
Actuarial (Gain) or Loss	1,553,709	(909,856)	541,865
Benefits Paid	(1,603,717)	(1,568,572)	(1,529,258)
Curtailment	-	-	(97,858)
Projected Benefit Obligation at the End of the Period	$43,066,624	$39,519,824	$38,650,888
Change in Plan Assets on a Measurement Year Basis:			
Fair Value of Plan Assets at the Beginning of the Period	$36,240,316	$35,635,214	$32,936,666
Actual Return on Plan Assets	(9,726,707)	1,923,674	3,977,806
Benefits Paid	(1,603,717)	(1,568,572)	(1,529,258)
Employer Contributions	400,000	250,000	250,000
Fair Value of Assets at the End of the Period	$25,309,892	$36,240,316	$35,635,214
Funded Status at the End of the Measurement Year:	$(17,756,732)	$(3,279,508)	$(3,015,674)
Amounts Recognized in the Statement of Financial Position At Year-End after Applying FAS 158:			
Portion of Amount Recognized as Accumulated Other Comprehensive (Income) Loss	$2,590,973	$(29,768)	$207,885
Portion of Amount Recognized as Regulatory Asset (Liability) –retirement plans	10,363,894	(156,979)	737,049
Net Amount Recognized at Year-End	$12,954,867	$(186,747)	$944,934
Amounts Recognized in Accumulated Other Comprehensive (Income) Loss and Regulatory Asset (Liability) after Applying FAS 158:			
Transition Obligation (Asset)	$ -	$ -	$ -
Prior Service Cost (Credit)	2,535,898	3,255,374	3,992,489
Net (Gain) or Loss	10,418,969	(3,442,121)	(3,047,555)
Net Amount Recognized at the End of the Year (Note 13. C.)	$12,954,867	$(186,747)	$944,934
Weighted Average Assumptions at the End of the Year			
Discount Rate	6.35%	6.65%	6.00%
Rate of Compensation Increase	3.75%	3.90%	3.25%
Mortality	RP-2000	RP-2000	GAM 83

The following table provides the components of net periodic benefit cost for the plans for fiscal years 2008, 2007 and 2006:

Net Periodic Pension Cost

		Years Ended December 31, 2008	2007	2006
(1)	Service Cost	$1,014,581	$1,053,824	$1,225,495
(2)	Interest Cost	2,582,227	2,293,540	2,160,719
(3)	Expected Return on Plan Assets	(2,580,674)	(2,438,964)	(2,426,064)
(4)	Amortization of Transition Obligation/(Asset)	-	-	-
(5)	Amortization of Prior Service Cost	719,476	737,115	737,115
(6)	Amortization of Net (Gain)	-	-	-
(7)	Total FAS 87 Net Periodic Pension Cost	$1,735,610	$1,645,515	$1,697,265
(8)	FAS 88 Charges / (Credits)			
	(a) Curtailment	-	-	(97,858)
(9)	Total Net Periodic Pension Cost	$1,735,610	$1,645,515	$1,599,407
(10)	Weighted Average Assumptions			
	(a) Discount Rate at Beginning of the Period	6.65%	6.00%	5.90%
	(b) Expected Return on Plan Assets	8.50%	8.50%	8.50%
	(c) Rate of Compensation Increase	3.90%	3.25%	3.15%

Expected Amortizations

		Fiscal Year Ending December 31, 2009	2008	2007
(1)	Expected Amortization of Transition Obligation (Asset)	$ -	$ -	$ -
(2)	Expected Amortization of Prior Service Cost (Credit)	684,830	719,476	737,115
(3)	Expected Amortization of Net Loss (Gain)	$140,000	$ -	$ -

Plan Assets

		Target Allocation 2009	Percentage of Plan Assets at December 31 2008	2007	2006
(1)	Plan Assets				
	(a) Equity Securities	40% - 75%	69%	64%	68%
	(b) Debt Securities	25% - 50%	30%	36%	30%
	(c) Real Estate	0% - 0%	0%	0%	0%
	(d) Other	0% - 15%	1%	0%	2%
	(e) Total		100%	100%	100%

Expected Return on Plan Assets

The expected rate of return on plan assets is 8.5%. The Company expects 8.5% to fall within the 50 to 60 percentile range of returns on investment portfolios with asset diversification similar to that of the Pension Plan's target asset allocation.

Investment Policy and Strategy

The Company has established and maintains an investment policy designed to achieve a long-term rate of return, including investment income and appreciation, sufficient to meet the actuarial requirements of the Pension Plan. The Company seeks to accomplish its return objectives by investing in a diversified portfolio of equity, fixed income and cash securities seeking a balance of growth and stability as well as an adequate level of liquidity for pension distributions as they fall due. As a guideline, no more than 10% of the portfolio is invested in any one issue.

Cash Flows

(1)	Expected Contributions for Fiscal Year Ending December 31, 2009	
	Required Minimum Employer Contributions for 2008 plan year	$ 560,000
	Voluntary Employer Contributions for 2008 plan year	4,065,000
	Total Employer Contributions in 2009 for 2008 plan year	4,625,000
	Required Minimum Payments for 2009 plan year	1,230,000
	Expected Employer Contributions in 2009	$5,855,000
	Expected Employee Contributions	-
(2)	Estimated Future Benefit Payments Reflecting Expected Future Service for the years ending December 31,	
	2009	$2,007,172
	2010	$2,130,588
	2011	$2,229,920
	2012	$2,373,239
	2013	$2,550,996
	2014 – 2018	$15,225,040
(3)	Amount of Plan Assets Expected to be Returned to the Employer in the Fiscal Year Ending 12/31/09	-

Other Accounting Items

		Years Ended December 31, 2008	2007	2006
(1)	Market-Related Value of Assets as of beginning of fiscal year	$31,152,347	$29,485,534	$29,290,131
(2)	Amount of Future Annual Benefits of Plan Participants Covered by Insurance Contracts Issued by the Employer or Related Parties	-	-	-
(3)	Alternative Amortization Methods Used to Amortize			
	(a) Prior Service Cost	Straight Line	Straight Line	Straight Line
	(b) Unrecognized Net (Gain) or Loss	Straight Line	Straight Line	Straight Line
(4)	Average Future Service	10.3	10.56	10.8
(5)	Employer Commitments to Make Future Plan Amendments(that Serve as the Basis for the Employer's Accounting for the Plan)	None	None	None
(6)	Description of Special or Contractual Termination Benefits Recognized During the Period	N/A	N/A	N/A
(7)	Cost of Benefits Described in (6)	N/A	N/A	N/A
(8)	Explanation of Any Significant Change in Benefit Obligation or Plan Assets not Otherwise Apparent in the Above Disclosures	N/A	N/A	N/A
(9)	Measurement Date Used	12/31/2008	12/31/2007	12/31/2006

B. Medical Plan

The Company sponsors a postretirement medical program. The medical plan is contributory with participants' contributions adjusted annually. The following tables provide required financial disclosures over the three-year period ended December 31, 2008:

Benefit Obligations and Funded Status

	Fiscal Year Ending December 31, 2008	2007	2006
Change in Accumulated Postretirement Benefit Obligation on a Measurement Year Basis:			
Accumulated Postretirement Benefit Obligation at the Beginning of the Period	$1,621,553	$1,865,353	$ 2,343,583
Service Cost	52,592	54,603	59,982
Interest Cost	103,917	95,348	105,483
Actuarial (Gain) or Loss	(13,642)	(329,969)	(568,755)
Benefits Paid	(105,953)	(96,975)	(117,459)
Change in Plan Provisions	-	-	-
Plan Participant Contributions	34,740	33,193	42,519
Accumulated Postretirement Benefit Obligation at the End of the Period	$1,693,207	$1,621,553	$1,865,353
Change in Plan Assets on a Measurement Year Basis:			
Fair Value of Plan Assets at the Beginning of the Period	$ -	$ -	$ -
Benefits Paid	(105,953)	(96,975)	(117,459)
Employer Contributions	71,213	63,782	74,940
Plan Participant Contributions	34,740	33,193	42,519
Fair Value of Assets at the End of the Period	$ -	$ -	$ -
Funded Status at the End of the Measurement Year:	$(1,693,207)	$(1,621,553)	$(1,865,353)
Amounts Recognized in the Statement of Financial Position At Year-End After Applying FAS 158			
Net Asset (Liability):	$(1,693,207)	$(1,621,553)	$(1,865,353)
Portion of Amount Recognized as Accumulated Other Comprehensive (Income)	(104,845)	(110,565)	(42,346)
Portion of Amount Recognized as Regulatory Asset (Liability) -retirement plans	(419,380)	(406,768)	(150,134)
Net Asset (Liability) Recognized in the Statement of Financial Position At Year-End After Applying FAS 158			
(Current Liabilities) included in Other Accruals and Payables	(98,355)	(88,176)	(150,589)
(Noncurrent Liabilities) included in Long-term medical and pension reserve	(1,594,852)	(1,533,377)	(1,714,764)
Total Net Asset (Liability):	$(1,693,207)	$(1,621,553)	$(1,865,353)
Amounts Recognized in Accumulated Other Comprehensive Income After Applying FAS 158			
Transition Obligation (Asset)	171,574	214,470	257,366
Prior Service Cost (Credit)	-	-	-
Net (Gain) or Loss	(695,799)	(731,803)	(449,846)
Net Amount Recognized at the End of the Year (Note 13. C.)	$(524,225)	$(517,333)	$(192,480)
Weighted Average Assumptions at the End of the Year			
Discount Rate	6.60%	6.45%	6.00%
Rate of Compensation Increase	N/A	N/A	N/A
Mortality	RP-2000	RP-2000	GAM 83

Assumed Health Care Cost Trend Rates			
Health Care Cost Trend Rate Assumed for Next Year	9.50%	10.50%	11.50%
Ultimate Rate	5.00%	5.00%	5.00%
Year that the Ultimate Rate is Reached	2014	2014	2014

Net Periodic Postretirement Benefit Cost

		Years ended December 31,		
		2008	2007	2006
(1)	Service Cost	$52,592	$54,603	$59,982
(2)	Interest Cost	103,917	95,348	105,483
(3)	Amortization of Transition Obligation/(Asset)	42,896	42,896	42,896
(4)	Amortization of Prior Service Cost	-	-	-
(5)	Amortization of Net (Gain) or Loss	(49,646)	(48,012)	(17,981)
(6)	Total Net Periodic Benefit Cost	$149,759	$144,835	$190,380
(7)	Weighted Average Assumptions			
	(a) Discount Rate	6.45%	6.00%	5.90%
	(b) Expected Return on Plan Assets	N/A	N/A	N/A
	(c) Rate of Compensation Increase	N/A	N/A	N/A
(8)	Assumed Health Care Cost Trend Rates			
	(a) Health Care Cost Trend Rate Assumed for Current Year	10.50%	11.50%	12.50%
	(b) Ultimate Rate	5.00%	5.00%	5.00%
	(c) Year that the Ultimate Rate is Reached	2014	2014	2014

Expected Amortizations

		Years ended December 31,		
		2009	2008	2007
(1)	Expected Amortization of Transition Obligation (Asset)	$42,896	$42,896	$42,896
(2)	Expected Amortization of Prior Service Cost (Credit)	-	-	-
(3)	Expected Amortization of Net Loss (Gain)	$(49,668)	$(49,646)	$(48,012)
(4)	Impact of One-Percentage-Point Change in			

Sensitivity

		Increase	Decrease
(1)	Assumed Health Care Cost Trend Rates		
	(a) Effect on Service Cost + Interest Cost	$21,105	($18,078)
	(b) Effect on Postretirement Benefit Obligation	$184,496	($160,397)

Plan Assets

		Target Allocation	Percentage of Plan Assets at December 31		
		2009	2008	2007	2006
(1)	Plan Assets				
	(a) Equity Securities	N/A	N/A	N/A	N/A
	(b) Debt Securities	N/A	N/A	N/A	N/A
	(c) Real Estate	N/A	N/A	N/A	N/A
	(d) Other	N/A	N/A	N/A	N/A
	(e) Total	N/A	N/A	N/A	N/A

Cash Flows

(1)	Expected Contributions for Fiscal Year Ending 12/31/2009				
	(a) Expected Employer Contributions				$98,355
	(b) Expected Employee Contributions				$36,332
(2)	Estimated Future Benefit Payments Reflecting Expected Future Service for the Fiscal Year(s) Ending				
		Total	Medicare Part-D Reimbursement	Employee	Employer
	(a) 12/31/2009	$146,143	$11,456	$36,332	$98,355
	(b) 12/31/2010	$157,907	$12,004	$39,325	$106,578
	(c) 12/31/2011	$169,174	$12,603	$39,728	$116,843
	(d) 12/31/2012	$192,641	$13,099	$43,581	$135,961
	(e) 12/31/2013	$187,531	$14,050	$45,505	$127,976
	(f) 12/31/2014 - 12/31/2018	$1,136,158	$82,872	$269,523	$783,763
(3)	Amount of Plan Assets Expected to be Returned to the Employer in the Fiscal Year Ending 12/31/2009				$ 0

Other Accounting Items

		Years Ended December 31,		
		2008	2007	2006
(1)	Market-Related Value of Assets as of beginning of year	N/A	N/A	N/A
(2)	Amount of Future Annual Benefits of Plan Participants Covered by Insurance Contracts Issued by the Employer or Related Parties	-	-	-
(3)	Alternative Amortization Methods Used to Amortize			
	(a) Prior Service Cost	Straight Line	Straight Line	Straight Line
	(b) Unrecognized Net (Gain) or Loss	Straight Line	Straight Line	Straight Line
(4)	Average Future Service	10.60	10.90	11.10
(5)	Employer Commitments to Make Future Plan Amendments (that Serve as the Basis for the Employer's Accounting for the Plan)	None	None	None
(6)	Description of Special or Contractual Termination Benefits Recognized During the Period	N/A	N/A	N/A
(7)	Cost of Benefits Described in (6)	N/A	N/A	N/A
(8)	Explanation of Any Significant Change in Benefit Obligation or Plan Assets not Otherwise Apparent in the Above Disclosures	N/A	N/A	N/A
(9)	Measurement Date Used	12/31/2008	12/31/2007	12/31/2006

Discount Rate Assumption

The discount rate assumption used to determine the postretirement benefit obligations is based on current yield rates in the double A bond market. The current year's discount rate was selected using a method that matches projected payouts from the plan with a zero-coupon double A bond yield curve. This yield curve was constructed from the underlying bond price and yield data collected as of the plan's measurement date and is represented by a series of annualized, individual discount rates with durations ranging from six months to thirty years. Each discount rate in the curve was derived from an equal weighting of the double A or higher bond universe, apportioned into distinct maturity groups. These individual discount rates are then converted into a single equivalent discount rate, which is then used for FAS discount purposes. To assure that the resulting rates can be achieved by a postretirement benefit plan, only bonds that satisfy certain criteria and are expected to remain available through the period of maturity of the plan benefits are used to develop the discount rate. Prior years' discount rate assumptions were set based on investment yields available on double A, long-term corporate bonds.

Actuarial Equivalent

In determining "Actuarial Equivalence," Aon's proprietary prescription drug pricing tool was used. This tool allowed us to determine the estimated Per Member Per Month prescription drug cost for both the company plan and the Medicare plan. The two Per Member Per Month's were adjusted for monthly retiree contributions. We assumed that 60% of the monthly combined medical and prescription drug retiree contribution for the company plan applies towards prescription drugs. Because the subsidy is the same regardless of the cost sharing structure (unless the plan is not "Actuarial Equivalent"), in general a plan that has higher cost sharing would reduce their annual cost as a percentage greater than a plan would that has lower cost sharing.

Voluntary Prescription Drug Coverage

Legislation enacted in December 2003 provides for the addition of voluntary prescription drug coverage under Medicare starting in 2006. The legislation also provides for a 28% tax-free subsidy for each qualified covered retiree's drug cost between certain thresholds if the employer's coverage is at least actuarially equivalent to the standard Medicare drug benefit. Based on the final regulations issued by the Centers for Medicare and Medicaid Services on January 21, 2005, we determined our prescription drug coverage of the Postretirement Medical Benefits plan to be actuarially equivalent to Medicare Part D.

C. Accumulated Other Comprehensive (Income) Loss and Regulatory Asset/ (Liability)

The amount recognized in Accumulated Other Comprehensive Income after applying FAS 158 is shown in the Balance Sheet as Regulatory Asset – Retirement Plan and is computed as follows:

	Year Ending December 31, 2008	2007
Amount recognized in Accumulated Other Comprehensive Income After Applying FAS 158:		
Relating to Pension	$ 12,954,867	$ (186,747)
Deferred Tax relating to Pension	(974,983)	14,258
Relating to Post Retirement Medical	(524,225)	(517,333)
Deferred Tax relating to Post Retirement Medical	39,453	38,549
Total Amounts Recognized in Accumulated Other Comprehensive Income After Applying FAS 158	$ 11,495,112	$ (651,273)
Allocated portion to regulated segments, shown as Regulatory Asset (Liability)-Retirement Plan	$ 9,944,514	$ (563,747)
Allocated portion to non-regulated segments, shown as Other Comprehensive (Income)/Loss	2,486,128	(140,333)
Deferred Tax	(935,530)	52,807
Other Comprehensive (Income) Loss net of Deferred Tax	1,550,598	(87,526)
Total for regulated and non-regulated segments	$ 11,495,112	$ (651,273)

D. Health Plan

In December 2003, the Company became fully insured for its employee and retiree's medical insurance. Net health care benefits paid by the Company were approximately $2 million in 2008, $1.8 million in 2007 and $1.7 million in 2006 excluding administrative and stop-loss insurance.

E. 401K Plan

The Company has discontinued eligibility to the defined benefit pension plan for all new hires, and replaced it with the 401K match discussed below.

For new hires not eligible for the defined benefit pension plan, we established an employer match to the employee's contribution to their 401K plans. It provides for a company match of 50% for each dollar contributed by the employee, up to 6% of their salary, for a company contribution of up to 3%. Beginning in 2007, for non-union employees the plan was enhanced to provide a company match of 100% for the first 2% of an employee's contribution, and a match of 50% for the next 4% of an employee's contribution, for a total company match of up to 4%. This enhanced match was successfully negotiated with our six union contracts in 2007. Employees are automatically enrolled at 3% contribution, with the option of opting out, and are eligible for the company match after six months of continuous service, with vesting of 100% after three years of continuous service.

The Company plans to replace the current pension plan with the 401K match discussed above at the end of 2009 for all remaining employees.

F. Employee Stock Purchase Plan

The Company offers an employee stock purchase plan to substantially all of its employees. The plan offers a 15% discount on the Company's stock at market price fixed six months prior to the date of purchase. The recorded stock compensation expense relating to the Company's employee stock purchase plan is not material.

14. Covenants

We have historically met all our line of credit and fuel supplier covenants. As of December 2008 we were in violation of a covenant regarding our total liabilities to tangible net worth ratio included in one of our supply agreements with a fuel provider. The violation was caused primarily by a significant increase in our pension liability. Failure to meet this covenant would have required us to provide a one year irrevocable letter of credit for $3.3 million; however, we received a 30 day time extension to March 27, 2009 to meet this covenant ratio. On March 20, 2009, we calculated the covenant ratio, as of February 28, 2009, and are now are in compliance with this covenant. We plan to notify the fuel provider before March 27, 2009 of our compliance. At this time management does not anticipate any further covenant violations.

Our line of credit contains a similar covenant ratio. The Company is in compliance with all covenants on our line of credit and other fuel supply agreements at December 31, 2008. Management is continuing to take steps to comply with all covenants going forward, but there can be no assurance that further deterioration of the market or the economy will not occur and give rise to a violation.

15. Segment Information

The Company is organized into two regulated business segments: natural gas and electric, and one non-regulated business segment, propane gas. There are no material inter-segment sales or transfers.

Identifiable assets are those assets used in the Company's operations in each business segment. Common assets are principally cash and overnight investments, deferred tax assets and common plant.

Business segment information for 2008, 2007 and 2006 is summarized as follows:

(Dollars in thousands)	2008	2007	2006
Revenues			
Natural gas	$ 72,624	$ 64,850	$ 71,139
Electric	78,655	55,521	48,527
Propane gas	17,269	16,171	15,115
Consolidated	$ 168,548	$ 136,542	$ 134,781
Operating income, excluding income tax			
Natural gas	$ 3,563	$ 4,647	$ 6,118
Electric	4,205	2,653	3,053
Propane gas	1,341	1,521	1,006
Consolidated	$ 9,109	$ 8,821	$ 10,177
Identifiable assets			
Natural gas	$ 101,920	$ 99,295	$ 93,689
Electric	58,220	54,202	52,251
Propane gas	18,534	19,371	19,239
Common	30,257	19,476	16,055
Consolidated	$ 208,931	$ 192,344	$ 181,234
Depreciation and amortization			
Natural gas	$ 4,569	$ 4,374	$ 4,095
Electric	3,202	2,714	2,610
Propane gas	824	898	720
Common	317	300	317
Consolidated	$ 8,912	$ 8,286	$ 7,742
Construction expenditures			
Natural gas	$ 6,017	$ 11,134	$ 7,643
Electric	3,907	4,387	3,184
Propane gas	1,041	773	1,885
Common	262	446	404
Consolidated	$ 11,227	$ 16,740	$ 13,116
Income tax expense			
Natural gas	$ 270	$ 730	$ 1,336
Electric	929	430	546
Propane gas	361	272	110
Common	243	265	246
Consolidated	$ 1,803	$ 1,697	$ 2,238

16. Quarterly Financial Data (Unaudited)

The quarterly financial data presented below reflects the influence of seasonal weather conditions, the timing of rate increases and the migration of winter residents and tourists to Central and South Florida during the winter season.

(Dollars in thousands, except per share amounts):	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Revenues	$ 45,030	$ 41,376	$ 41,934	$ 40,208
Gross profit	$ 14,118	$ 12,025	$ 11,863	$ 13,221
Operating income	$ 4,011	$ 1,142	$ 1,566	$ 2,390
Earnings before income taxes	$ 3,016	$ 60	$ 644	$ 1,569
Net Income	$ 1,950	$ 81	$ 424	$ 1031
Earnings per common share (basic and diluted)	$ 0.32	$ 0.01	$ 0.07	$ 0.17
2007				
Revenues	$ 38,612	$ 32,468	$ 31,641	$ 33,821
Gross profit	$ 13,843	$ 11,769	$ 11,062	$ 12,047
Operating income	$ 3,738	$ 1,596	$ 1,414	$ 2,073
Earnings before income taxes	$ 2,827	$ 607	$ 519	$ 1,045
Net Income	$ 1,798	$ 410	$ 355	$ 738
Earnings per common share (basic and diluted)	$ 0.30	$ 0.07	$ 0.06	$ 0.12

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our CEO and CFO have concluded that, as of December 31, 2008, our disclosure controls and procedures were effective.

Management's annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on such assessment and those criteria, management believes that the Company's internal control over financial reporting was effective as of December 31, 2008.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of FPU:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Florida Public Utilities Company and its wholly-owned subsidiary, Flo-Gas Corporation as of December 31, 2008 and 2007 and the related consolidated statements of income, comprehensive income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Florida Public Utilities Company and its wholly-owned subsidiary, Flo-Gas Corporation at December 31, 2008 and 2007, and the results of its operation and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP
Certified Public Accountants
West Palm Beach, Florida
March 20, 2009

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PROXY

FLORIDA PUBLIC UTILITIES COMPANY
401 SOUTH DIXIE HIGHWAY
WEST PALM BEACH, FLORIDA 33401

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 12, 2009

April 6, 2009

To the Common Shareholders of
FLORIDA PUBLIC UTILITIES COMPANY:

Notice is hereby given that the Annual Meeting of Shareholders of Florida Public Utilities Company will be held at our corporate headquarters, 401 South Dixie Highway, West Palm Beach, Florida 33401, on Tuesday, May 12, 2009, at 11:00 A.M., local time, for the following purposes:

1. Election of two directors to serve for a term expiring in 2012;
2. To approve an amendment to the Company's Dividend Reinvestment Plan to increase the number of shares of common stock available under this plan by 100,000 shares;
3. To ratify the appointment of BDO Seidman, LLP as the Company's independent registered public accounting firm for 2009;
4. To consider a shareholder proposal that may be presented at the meeting; and
5. To transact such other business as may properly come before the meeting and all adjournments thereof.

Further information regarding the business to be transacted at the meeting is described in the accompanying Proxy Statement.

Only the holders of record of common stock at the close of business on March 20, 2009 will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof. Whether or not you plan to attend the meeting, you are respectfully requested to read the accompanying Proxy Statement and then date, sign and return the enclosed proxy. A list of shareholders entitled to vote at the annual meeting will be available for examination by any shareholder at our corporate headquarters for the ten days prior to the annual meeting and at the meeting.

By order of the Board of Directors,

George Bachman
George Bachman
Secretary

PROXY

FLORIDA PUBLIC UTILITIES COMPANY
401 SOUTH DIXIE HIGHWAY
WEST PALM BEACH, FLORIDA 33401

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 12, 2009

The accompanying proxy is solicited on behalf of the Board of Directors of Florida Public Utilities Company (the "Company") for use at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Tuesday, May 12, 2009, and at any adjournment or postponement thereof. A shareholder who gives a proxy retains the right to revoke it any time before it is voted. A shareholder may revoke a proxy by sending in another signed proxy with a later date, notifying our Secretary in writing of revocation of the proxy or voting in person at the meeting. A proxy when given and not so revoked will be voted. This proxy statement and the accompanying proxy are being mailed to shareholders commencing on or about April 6, 2009.

The cost of soliciting proxies is to be borne by the Company. The Company will, upon request, pay brokers and other persons holding stock in their names or in the names of nominees, their expenses for sending proxy material to principals and obtaining their proxies. In addition to the solicitation of proxies by mail, proxies may be solicited by personal interview, telephone or facsimile by certain of the Company's directors or employees without additional compensation.

IMPORTANT INFORMATION ABOUT PROXY MATERIAL AVAILABILITY

A copy of our proxy materials, including this proxy statement and our annual report to shareholders, can be found on our website at www.FPUC.com.

STOCK OUTSTANDING AND VOTING RIGHTS

As of March 20, 2009, the record date for the determination of shareholders entitled to vote at the meeting, the Company had outstanding 6,116,505 shares of common stock, $1.50 par value per share, the only class of stock of the Company outstanding and entitled to vote at the meeting. The holders of common stock are entitled to one vote for each share registered in their names on the record date with respect to all matters to be acted upon at the meeting. Only shareholders of record at the close of business on March 20, 2009, the record date, will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof. Assuming a quorum is present, either in person or by proxy, a plurality of the votes cast is required for election of the director nominees and a majority of the shares present in person or by proxy at the meeting is required for approval of the amendment of the Dividend Reinvestment Plan to increase the number of shares available under the Plan, approval of the shareholder proposal, and approval of the ratification of the appointment of BDO Seidman, LLP as the Company's independent registered public accounting firm for 2009. Any shares of common stock that are not voted at the Annual Meeting, whether by abstention, broker non-vote or otherwise, will have no effect on the election of the directors. Shares present at the meeting but not voted by abstention, broker non-vote or otherwise with respect to any of the other proposals will effectively be votes against such proposal. A broker non-vote occurs when a broker returns a proxy card but does not vote on one or more matters because the broker does not have authority to do so.

BUSINESS OF THE MEETING

Proposal 1: Election of Directors
To be elected for term ending in 2012

The Board of Directors currently consists of six members organized into three classes, with each director elected to serve for a three-year term. There are presently two directors in Class I (term expiring in 2009), two directors in Class II (term expiring at the 2010 annual meeting) and two directors in Class III (term expiring at the 2011 annual meeting).

Two Class I directors will be elected at our 2009 annual meeting to serve for a three-year term expiring at our annual meeting in the year 2012. The Nominating and Corporate Governance Committee has nominated Mrs. Ellen Terry Benoit and Mr. John T. English for re-election at the meeting. Mrs. Benoit and Mr. English are currently serving as Class I directors, previously having been elected at the 2006 annual meeting. Mrs. Benoit and Mr. English have consented to serve for a new term. If Mrs. Benoit and Mr. English are elected as directors, they will continue in office until their successors have been elected and qualified or their earlier resignation or removal.

Shareholders may vote for not more than two director nominees. The shares represented by proxies which are executed and returned will be voted at the Annual Meeting for the election of Mrs. Benoit and Mr. English as directors, unless authority to vote for one or both nominees is expressly withheld. If you sign and return the proxy card without giving any direction, the persons named in the proxy card will vote the proxy representing your shares “FOR” the election of Mrs. Benoit and Mr. English.

Should a nominee become unavailable to serve for any reason (which is not anticipated), the proxies (except for those marked to the contrary) will be voted for such other person as may be selected by the Board of Directors of the Company.

PROXY

INFORMATION ABOUT NOMINEES AND CONTINUING DIRECTORS

The following sets out certain information about the nominees for election and the continuing directors of the Company:

	Age	First Became a Director
CLASS I DIRECTOR NOMINEES TO CONTINUE IN OFFICE UNTIL 2012		
Ellen Terry Benoit (3) Investor Palm Beach, Florida	57	2001
John T. English Chairman of the Board since 2006 President and Chief Executive Officer of the Company since 1998; President since 1997	65	1994
CLASS II DIRECTORS TO CONTINUE IN OFFICE UNTIL 2010		
Richard C. Hitchins (1)(2) President of R.C. Hitchins & Co., P.A., a CPA firm, since 1983 President of R.C. Hitchins Financial Services, Inc. a full service Financial planning and investment firm, since 1996 West Palm Beach,, Florida	63	1995
Troy W. Maschmeyer (2)(3) President and Chief Executive Officer of Maschmeyer Concrete Co. A concrete and steel provider, since 1985 Lake Park, Florida	53	2005
CLASS III DIRECTORS TO CONTINUE IN OFFICE UNTIL 2011		
Paul L. Maddock, Jr. (1)(2) President of The Maddock Companies, a real estate holding & investment firm, since 1986 Palm Beach, Florida Also serves on board of Lydian Bank & Trust, Palm Beach, Florida	59	1998
Dennis S. Hudson III (1) Chairman, since 2005 and Chief Executive Officer, since 1998 of Seacoast Banking Corp. of Florida, a publicly traded bank holding company formed in 1983 Stuart, Florida	53	2005
(1) Member of Audit Committee (2) Member of Compensation Committee (3) Member of Nominating and Corporate Governance Committee		

The Board of Directors recommends a vote "FOR" the election of Mrs. Benoit and Mr. English as directors.

PROXY

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

The Company's Board of Directors currently consists of six directors. The Board of Directors has affirmatively determined that, in its judgment, each director, other than Mr. English, meets all applicable independence standards established by the NYSE Amex. Specifically, the Board considered Mrs. Benoit's beneficial ownership of our common stock and concluded that, consistent with NYSE Amex rules and commentary, stock ownership should not be a bar to a determination of her independence.

There are no special arrangements or understandings between any director and any other person pursuant to which any director was elected or is serving. There are no family relationships between or among any of our directors and executive officers.

During 2008 the Board of Directors met fourteen times. The Board has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. All of the directors attended at least 97% of the meetings of the Board of Directors and the committees on which they served during 2008. Board members are encouraged, but not required, to attend the annual shareholders meeting. Two members of the Board attended the 2008 annual shareholders meeting.

Corporate Governance and Communications with Shareholders

Our Board of Directors has adopted and maintains corporate governance guidelines. The Board also has adopted a code of ethics that applies to all of our employees and our directors. The code of ethics is posted on our website at www.FPUC.com. The Company intends to disclose future amendments to the code of ethics, as well as any waivers thereof, on the Company's website to the extent permissible by the rules of the Securities and Exchange Commission and the NYSE Amex. Copies of the corporate governance guidelines and the code of ethics are available in print at no charge to any shareholder who requests them by writing to the Corporate Secretary, 401 South Dixie Highway, West Palm Beach, Florida 33401.

Consistent with our corporate governance guidelines, interested parties, including shareholders, wishing to make their concerns known to the Board of Directors may communicate directly with the non-management members of the Board of Directors by sending written correspondence by mail to Board of Directors, Florida Public Utilities Company, 401 South Dixie Highway, West Palm Beach, Florida 33401. Any written correspondence intended only for the non-management directors should be clearly marked as such.

Audit Committee

The Audit Committee operates under a written charter adopted by the Board of Directors. The functions of the Audit Committee are: (1) to be responsible for the selection, retention and termination of the Company's independent registered public accounting firm; (2) to approve in advance the types of professional services for which the Company would retain the independent registered public accounting firm and consider whether any such service would impair their independence; (3) to review the overall scope of the annual audit and the quarterly reviews, the financial statements and audit results and the independent registered public accounting firm's constructive service comments to management; (4) to meet as needed with the internal audit firm and review the audit work performed and their recommendations; and (5) to provide any additional function it deems necessary in connection with the internal accounting and financial reporting practices of the Company. Our Audit Committee is also responsible for approving any related party transactions. Richard C. Hitchins, Chairman of the Audit Committee, is the Audit Committee's "financial expert," as that term is defined in applicable SEC rules. Other members of the Committee in 2008 were Paul L. Maddock, Jr. and Dennis S. Hudson III. During 2008, the Audit Committee met four times.

Compensation Committee

The functions of the Compensation Committee are: (1) to develop an executive compensation policy and make recommendations with regard to Board of Director compensation; (2) to review and recommend to the Board of Directors adjustments to the salaries of executive officers and the annual adjustment to the compensation of all employees; and (3) to perform such related duties as may be requested by the Board. The Committee operates under a written charter. During 2008, the Compensation Committee met three times. The Committee was chaired by Paul L. Maddock, Jr. Other members of the Committee were Richard C. Hitchins and Troy W. Maschmeyer, Jr.

Nominating and Corporate Governance Committee

The Company has a Nominating and Corporate Governance Committee which has a written charter. The functions of the Nominating and Corporate Governance Committee are to ensure an effective process for overseeing corporate governance matters and to recommend nominees for the Board of Directors. The Committee determines the particular characteristics needed in a Board nominee based on the needs of the Board at a particular point in time. As needed, the Committee will seek to identify and recruit the best available candidates. The following characteristics are minimum qualifications for service on the Board of Directors: demonstrated ability to exercise sound business judgment, strong personal and professional reputation and relevant business or professional experience.

In addition to considering nominees recommended by current Board members and management, the Nominating and Corporate Governance Committee will consider director nominees suggested by shareholders. If a shareholder would like to suggest a person for consideration by the Committee, the shareholder must submit the following information to the Company's Secretary, 401 South Dixie Highway, West Palm Beach, FL 33401: shareholder's name, number of shares owned, length of period held and proof of ownership; name, age and address of nominee; nominee's detailed resume; description of any arrangements or understandings between the shareholder and the nominee; and a signed statement from the candidate confirming his or her willingness to serve on the Board of Directors. Shareholders may submit potential director nominees at any time pursuant to these procedures. The Committee will consider such candidates in connection with annual elections of directors, filling director vacancies, if any, and at other times deemed appropriate by the Committee. If a shareholder seeks to nominate a candidate for director for election at the 2010 annual meeting of shareholders, the shareholder must follow the procedures described under "Shareholder Proposals for 2010 Annual Meeting," below. The Nominating and Corporate Governance Committee was chaired by Ellen Terry Benoit in 2008. Troy W. Maschmeyer, Jr. also served on the Committee in 2008. During 2008, the Nominating and Corporate Governance Committee met once.

The Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee charters are available on our website, www.FPUC.com under the caption "Investor Information." A copy of any of these charters is also available in print at no charge to any shareholder who requests the charter by writing to the Corporate Secretary, 401 South Dixie Highway, West Palm Beach, Florida 33401.

2008 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Richard C Hitchins	28,000	8,996*(1)	36,996
Paul L Maddock, Jr.	26,500	8,996*(2)	35,496
Ellen T Benoit	19,000	8,996*(3)	27,996
Troy W Maschmeyer, Jr.	20,000	8,996*(4)	28,996
Dennis S Hudson III	21,000	8,996*(5)	29,996

* Represents the full value of 833 shares of common stock, based on the market price of $10.80 per share on the grant date of May 13, 2008.
(1) At December 31, 2008, Richard C. Hitchins held an aggregate 4,954 shares of common stock awards.
(2) At December 31, 2008, Paul L. Maddock, Jr. held an aggregate 4,654 shares of common stock awards.
(3) At December 31, 2008, Ellen T. Benoit held an aggregate 3,833 shares of common stock awards.
(4) At December 31, 2008, Troy W. Maschmeyer, Jr. held an aggregate 2,061 shares of common stock awards.
(5) At December 31, 2008, Dennis S. Hudson III held an aggregate 2,061 shares of common stock awards.

In 2008, each director who was not also an employee of the Company received an annual retainer of $17,000. In addition, the director who served as the Chairman of the Nominating and Corporate Governance Committee was paid an annual retainer of $1,000, the Chairman of the Compensation Committee was paid an annual retainer of $1,500 and the Chairman of the Audit Committee was paid an annual retainer of $3,000. Directors were also paid $1,000 for attendance at each meeting of the Board of Directors of the Company or Flo-Gas Corporation, our wholly owned subsidiary ($1,000 total for both meetings if held on the same day) and per meeting fees of $1,000 for participation in each committee meeting plus reasonable expenses. The director who is an employee of the Company received no additional compensation for attending board meetings.

In 2009, each director who is not also an employee of the Company will receive an annual retainer of $18,000. The Chairmen of the Audit, Compensation, and Nominating and Corporate Governance Committees will be paid additional annual retainers of $3,000, $1,500 and $1,000, respectively, all of which remain unchanged. Directors will also be paid $1,000 for attendance at each meeting of the Board of Directors of the Company or Flo-Gas Corporation, our wholly owned subsidiary ($1,000 total for both meetings if held on the same day) and per meeting fees of $1,000 for participation in each committee meeting plus reasonable expenses. The director who is an employee of the Company will receive no additional compensation for attending board meetings.

Pursuant to the Company's Non-Employee Director Compensation Plan, the Company pays to each non-employee director a portion of the annual retainer fee in shares of the Company's common stock at the discretion of the Board of Directors. There are currently five non-employee directors eligible to participate in the Plan. The maximum number of shares of common stock authorized for issuance under the Plan is 25,000. In 2008, an aggregate 4,165 shares of common stock were issued to directors under the Plan. As of December 31, 2008, there were 13,399 shares remaining in the Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires each of the Company's directors and executive officers, and any beneficial owner of more than 10% of the Company's common stock, to file with the Securities and Exchange Commission initial reports of beneficial ownership of the Company's common stock and reports of changes in such beneficial ownership. Such persons are also required by SEC regulations to furnish the Company with copies of such reports. To the Company's knowledge, based solely on its review of the copies of such reports furnished to the Company during the fiscal year ending December 31, 2008, no director, executive officer or 10% beneficial owner failed to file on a timely basis the reports required by Section 16(a), except each of the non-employee directors reported one transaction (option grant) late in 2008 and one executive officer filed a late report in 2008 concerning one transaction.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee establishes and administers the Company's executive compensation program to support the long-term success of the Company. The objectives of the program are to attract and retain high caliber executives, to motivate and reward executives for their performance, and to align the interests of executives with those of the Company's shareholders. The Committee has set a goal of total pay around the median level of the salaries of comparable utility companies. To ensure that Board of Directors' objectives are being met, total compensation is organized between base salary and incentive compensation. The Committee established that eighty percent of total compensation be paid as base salary. Twenty percent of total compensation is paid to management only upon achieving performance goals established by the Compensation Committee and approved by the Board of Directors. The result is a total compensation opportunity significantly dependent upon the Company's performance. The Committee believes this combination adequately balances all of the objectives for management and is in the best interest of shareholders.

Each element of the cash compensation is determined by the following structure:

Base Salary

Base salary is reviewed and established annually. The Committee's objective is to align the base salary ranges to reflect competitive job market conditions for similarly situated utilities in terms of sales, employees and related factors. The Committee collects and reviews publicly available information about the salaries paid by similarly situated public utilities using the analysis of an outside consultant, a retired executive of the Company. Adjustments to base salaries are made based on job performance and in relationship to the salaries of the comparable companies. The Committee's philosophy generally is to provide a base salary that is at the mid-point of the applicable salary range, particularly in light of the Company's decision to operate with a minimal number of executive officers by assigning each executive officer multiple functions.

Annual Incentive Compensation

The performance objectives tied to the 20% portion of total possible compensation are based on Company performance, usually in the areas of earnings, financial return calculations, customer growth, customer satisfaction levels, and safety performance. An executive may earn all or part of their incentive compensation depending on completion of the performance objectives as determined by the Committee, typically after the end of the fiscal year.

The compensation recommendations of the Committee for the executives are reviewed and approved by the full Board of Directors, except that the Chief Executive Officer does not participate in the review or vote on the approval of executive officer compensation.

The Company's executive compensation program does not contain non-cash incentive components such as stock options, excess pension awards or long-term incentive plans. All executives are covered by the Company's non-contributory defined benefit pension plan and are eligible to participate in the Company's employee stock purchase plan according to terms and conditions applicable to all employees. To date, the Company has not provided a match for the 401(k) plan for executives.

For 2008, the Compensation Committee followed past practice by reviewing publicly available salary information from other public utilities with the assistance of an outside accounting consultant. Using a peer group of small electric, gas and combination regulated utility sector companies including Chesapeake Utilities, Delta Natural Gas, Maine & Maritimes Corporation, RGC Resources and Unitil, the Committee worked with an outside accountant to generate a report on the salary levels for comparable officers at those companies. Based on this data, the Committee found that the mid-point of the salary ranges for the comparable officer positions was somewhat higher than current compensation levels for the Company's executives and, therefore, increased 2008 salaries for the Company's executive officers.

The 2008 total possible salary (including the possible 20% incentive portion) for each of the CEO, COO and CFO was $316,969, $232,875 and $213,469, respectively. In 2008, 64.5% of the performance objectives were achieved for the incentive portion of compensation. Accordingly, the executives were each paid 64.5% of their available incentive compensation. The CEO's total possible compensation was $316,969, of which $294,432 was actually earned. The Committee believes that the total compensation paid in 2008 to Messrs. English, Bachman and Stein was appropriate in light of the results achieved by the Company under their leadership.

The Committee will continue to take appropriate steps in future years to reasonably raise salaries to the peer mid-point. The Committee adjusted salaries for the executives in late 2008 for 2009. The Committee has established Company performance goals which must be attained in 2009 in order for the executives to earn the incentive portion of their compensation for 2009. These goals are based upon share performance, financial return calculations, customer growth, customer satisfaction levels and safety performance.

Compensation Committee Report

The Committee reviewed and discussed the foregoing Compensation Discussion and Analysis with Company management. Based upon this review and discussion, the Committee recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement for filing with the Securities and Exchange Commission.

Date: March 9, 2009

Paul L. Maddock, Jr., Chairman
Richard C. Hitchins
Troy W. Maschmeyer, Jr.

Summary Compensation Table

The following table summarizes the annual compensation paid to the Company's chief executive officer and each other executive officer (the "named executive officers"):

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (1) ($)	Total ($)
John T. English	2008	253,575	40,857	60,962	355,394
Chairman of the Board,	2007	245,000	39,292	42,458	326,750
President and Chief	2006	230,000	38,640	53,853	322,493
Executive Officer					
George M. Bachman	2008	170,775	27,516	110,615	308,906
Chief Financial Officer,	2007	165,000	26,462	51,492	242,954
Secretary and Treasurer	2006	155,000	26,040	59,770	240,810
Charles L. Stein	2008	186,300	30,018	219,580	435,898
Senior Vice President and	2007	180,000	28,868	148,623	357,491
Chief Operating Officer	2006	170,000	28,560	121,653	320,213

The Company did not have a stock option or long-term incentive plan for 2007 or 2008.

(1) The aggregate change in the actuarial present value of each officer's accumulated benefit under all defined benefit and actuarial pension plans. No portion is due to preferential earnings on compensation that is deferred on a basis that is not tax-qualified.

Employment Agreements

On August 21, 2008, the Company entered into new employment agreements with each of the named executive officers. Previous employment agreements were in effect March 31, 2006 and set to expire March 30, 2009. The term of the new employment agreements end on August 21, 2011.

The new agreements, approved by the Compensation Committee at its August 20, 2008 meeting, provide for an annual base salary for the named executive officer which salary may be adjusted upward from time to time as the Compensation Committee may determine, but may not be decreased without the executive's consent. The initial annual base salary for each of these officers was $253,575 for Mr. English; $186,300 for Mr. Stein; and $170,775 for Mr. Bachman. The agreements provide for the remainder of the executive's compensation under the Company's incentive compensation plan, which provides for a payment of up to 20% of the executive's total eligible compensation if certain performance criteria are achieved. The agreement may be terminated by the named executive officer on 30 days' notice for any reason. If the agreement is terminated by the Company without good cause or upon a change of control, or by the executive for good reason, then the Company must make a lump sum severance payment to the executive of three times the executive's then current compensation along with a lump sum payment for outstanding vacation time, plus the actuarial equivalent of 36 months of defined benefits, plus any value of using an unreduced retirement factor for calculating the defined benefit. The agreement also provides for continuation of all other benefits, such as medical insurance, for three years after termination.

The agreements include gross-up payment provisions to protect the executive from payment of certain excise taxes imposed under the Internal Revenue Code upon a lump sum payment as contemplated by the agreements.

A "change of control" is defined to include a merger; a change in the composition of the Board of Directors such that less than a majority are current directors or directors recommended by at least a majority of the current board; a sale of all or substantially all of the assets of the Company; a shareholder-approved plan of liquidation or dissolution; and acquisition by any person or group of 20 percent or more of the voting securities of the Company. "Good reason" will exist if the executive's authority or responsibilities are materially reduced without his consent (and in the case of Mr. English, the failure of the stockholders to re-elect him as a director or his removal as a director) or, in the event of a change of control, a change in location of the Company's executive offices of more than 100 miles from West Palm Beach. The agreements include indemnification provisions requiring the Company to indemnify the executive to the fullest extent permitted by the Company's governing documents.

Retirement Plan

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
John T English	Employee's Pension Plan of Florida Public Utilities	35	1,763,442	0
George M Bachman	Employee's Pension Plan of Florida Public Utilities	24	540,347	0
Charles L Stein	Employee's Pension Plan of Florida Public Utilities	29	1,323,973	0

The Company maintains a defined benefit pension plan for substantially all employees hired prior to January 1, 2005, or a later date in 2005 or 2006, depending upon collective bargaining agreements. Plan benefits are based on an employee's years of credited service and average Plan compensation during his highest 3 consecutive years in his last 10 years of service. The following table shows estimated annual benefits payable upon normal retirement to persons in specified remuneration and year-of-service classifications.

Average Final Compensation during the Member's Highest 3 of the Last 10 Years of Credited Service	Estimated Annual Retirement Benefit at Age 65 in 2009 of a Plan Member for Representative Years of Service					
	15 Years	20 Years	25 Years	30 Years	35 Years	40 Years
$ 20,000	4,500	6,000	7,500	9,000	10,500	12,000
40,000	9,000	12,000	15,000	18,000	21,000	24,000
60,000	13,600	18,100	22,700	27,200	31,700	36,300
80,000	21,000	27,900	34,900	41,900	48,900	55,900
100,000	28,300	37,700	47,200	56,600	66,000	75,500
120,000	35,700	47,500	59,400	71,300	83,200	95,100
140,000	43,000	57,300	71,700	86,000	100,300	114,700
160,000	50,400	67,100	83,900	100,700	117,500	134,300
180,000	57,700	76,900	96,200	115,400	134,600	153,900
200,000	65,100	86,700	108,400	130,100	151,800	173,500
220,000	72,400	96,500	120,700	144,800	168,900	193,100
240,000	79,800	106,300	132,900	159,500	186,100	212,700
245,000	81,600	108,800	136,000	163,200	190,400	217,600

Compensation under the Plan is the regular salary paid to an employee for service rendered to the Corporation, including commissions but excluding any bonuses and pay for overtime or special pay. Mr. Bachman, Mr. English, and Mr. Stein have completed 24, 35 and 29 years of credited service, respectively, in the Plan.

The benefits shown in the above table are straight-life annuity amounts for a plan member retiring at age 65 in 2009 with the indicated years of service. They are not subject to any deduction for Social Security or other offset amounts. The benefit formula is dependent in part on each employee's Social Security Covered Compensation, which varies by year of birth and is an average of Social Security taxable wage bases.

The normal retirement date is the first day of the month that falls on or follows the date on the employee reaches age 65, or the fifth anniversary of participation in the Plan, if later than age 65. At that time the annual benefit, payable monthly, is computed as follows:

1.50% of the Average Final Compensation multiplied by the years of Credited Service, plus
0.95% of the Average Final Compensation that is in excess of the amount of Covered Compensation multiplied by the years of Credited Service.

An employee may retire before the normal retirement date if they have reached age 55 and completed 10 years of Credited Service. The benefit will be actuarially reduced to reflect the longer period of time that the employee will be receiving the benefits than if the payments had started at normal retirement age. However, if the employee has 30 years of Credited Service, there is only a reduction if the employee collects benefits before age 60.

Currently, Mr. English is eligible for normal retirement and Mr. Stein is eligible for early retirement benefits under the Plan. Mr. English would receive the entire amount of benefit without reduction, since he has over 30 years of Credited Service. Mr. Stein would receive a reduction of 30% from the calculated benefit since he has less than 30 years of Credited Service; however, in 2009 upon reaching 30 years of service, Mr. Stein would receive no reduction.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Board of Directors' Compensation Committee are Paul L. Maddock, Jr., Richard C. Hitchins and Troy W. Maschmeyer, Jr. None of the members of the Compensation Committee is a current or former officer or employee of the Company or its subsidiary, or has any relationship requiring disclosure under Item 404 of Regulation S-K. In addition, no executive officer or director of the Company serves on the board of directors or compensation committee of another company where an executive officer or director of the other company also serves on the Board of Directors or Compensation Committee of the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following chart sets forth those persons known to the Company to be the beneficial owners of more than five percent of the Company's common stock and of the Company's directors and named executive officers based on 6,116,505 shares issued and outstanding as of March 15, 2009. Except as otherwise provided, stock ownership is as of March 15, 2009, the address of each person listed is 401 South Dixie Highway, West Palm Beach, Florida 33401, and each person has the sole power to vote and transfer his or her shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Gabelli Funds Inc. et al One Corporate Center Rye, New York 10580-1434	766,372	Direct (1)	12.53%
Energy West, Inc. 1 First Avenue South Great Falls, MT 59401	318,286	Direct (2)	5.20%
Ellen Terry Benoit	220,411	Direct	3.60%
Paul L. Maddock, Jr.	41,561	Direct	Less than 1%
Richard C. Hitchins	7,788	Direct	Less than 1%
Troy W. Maschmeyer, Jr.	2,463	Direct	Less than 1%
Dennis S. Hudson III	2,061	Direct	Less than 1%
John T. English	31,014	Direct	Less than 1%
Charles L. Stein	23,912	Direct	Less than 1%
George M. Bachman	15,353	Direct	Less than 1%
All directors and officers as a group (8) persons	344,563		5.63%

(1) As reported on Schedule 13D by GAMCO Investors, Inc. and its affiliates as filed on March 10, 2009.
(2) As reported on Schedule 13D by Energy West, Inc. as filed on October 7, 2008.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of BDO Seidman, LLP, served as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008 and has been appointed to serve for the fiscal year ending December 31, 2009. Representatives of BDO Seidman, LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and are expected to respond to appropriate questions from shareholders.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by BDO Seidman, LLP ("BDO Seidman") for the fiscal years ended December 31, 2008 and 2007:

	2008	2007
Audit Fees	$250,000	$240,000
Audit Related Fees	0	0
Tax Fees	0	0
All Other Fees – 401(k) & Pension Audits		32,500
All Other Fees – Prior Years' 401(k) Audit	16,937	
Total	$266,937	$272,500

The Audit Committee has adopted a policy regarding the pre-approval of audit and permitted non-audit services to be performed by the Company's independent auditors. On an annual basis, the Committee will consider and, if appropriate, approve the provision of audit and non-audit services. Thereafter during the year, the Audit Committee will consider as necessary the provision of any additional audit and non-audit services, which are not encompassed by the annual pre-approval. The Committee has delegated to the Chair of the Audit Committee the authority to pre-approve, on a case-by-case basis, non-audit services to be performed by BDO Seidman which are not encompassed by the Audit Committee's pre-approval, provided that the Chair shall report any decisions to pre-approve such services to the full Committee at its next regular meeting. There were no non-audit services provided by BDO Seidman during the 2008 fiscal year which required consideration of the compatibility of the provision of such services with BDO Seidman's independence.

AUDIT COMMITTEE REPORT

In discharging its oversight responsibility as to the audit process, the Committee obtained from the Company's independent registered public accounting firm, BDO Seidman, LLP, the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding BDO Seidman's communications with the Audit Committee concerning independence, and has discussed with BDO Seidman its independence. The Committee also discussed with management and BDO Seidman the quality and adequacy of the Company's internal control over financial reporting. The Committee reviewed with BDO Seidman their audit plans, audit scope, and identification of audit risks.

The Committee discussed and reviewed with BDO Seidman all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 114 (which replaced Statement on Auditing Standards No. 61, as amended) and with and without management present, discussed and reviewed the results of BDO Seidman's examination of the financial statements.

The Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2008, with management and with BDO Seidman.

Based on these reviews and discussions, the Committee recommended to the Board of Directors that the Company's 2008 audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the Securities and Exchange Commission.

Date: March 11, 2009

Richard C. Hitchins, Chairman
Paul L. Maddock, Jr.
Dennis S. Hudson III

Proposal 2: Amendment of Dividend Reinvestment Plan to Increase the Number of Available Shares

Shareholders of the Company are being asked to approve an amendment of the Company's Dividend Reinvestment Plan ("DRP" or the "Plan") increasing the number of shares available under the Plan by 100,000 shares. The DRP was initially adopted August 31, 1982 and amended by the Board of Directors on June 15, 2001. Subject to the approval of the shareholders, the DRP may be amended to increase the number of shares available under the Plan. The number of shares remaining available under the Plan as of January 2, 2009 was 17,391. Accordingly, on March 11, 2009, the Board of Directors of the Company approved an amendment to the DRP to increase the number of shares available in the Plan by 100,000 shares, subject to shareholder approval of the amendment. In the event that shareholder approval is not obtained, the DRP will be terminated when currently available shares are inadequate to continue the Plan.

The purpose of the Plan is to provide the shareholders of the Company with a simple and convenient method of investing cash dividends and voluntary cash contributions in additional shares of the common stock of the Company without payment of any brokerage commissions, service charges or other costs. The Plan is intended to benefit long-term investors who wish to increase their investment in the common stock. To the extent that shares are purchased from the Company rather than in the open market, the Plan will assist the Company in raising funds for general corporate purposes.

The following is a summary of the principal features of the DRP. Shareholders who wish to receive a copy of the DRP can obtain one by writing to Secretary, Florida Public Utilities Company, 401 South Dixie Highway, West Palm Beach, Florida 33401.

Administration. The DRP is administered by the American Stock Transfer and Trust Company (the "Plan agent").

Securities Subject to the DRP. The number of shares of common stock currently reserved for issuance under the DRP is 100,000. The Board has approved an amendment increasing the number of authorized shares to 200,000, subject to shareholder approval at the Annual Meeting.

Eligibility and Participation. All holders of record of the Company's common stock are eligible to participate in the Plan. A beneficial owner of common stock whose shares are registered in a name other than his own must become a shareholder of record by having all or a part of such shares transferred into his own name, or arrange for the holder of record of such shares to enroll in the Plan, in order to participate in the Plan.

Contributions to the Plan. On a dividend date, the Company will pay to the Plan agent all dividends on each participant's shares enrolled in the plan. Each participant may make voluntary cash contributions to the Plan of not less than $25.00 nor more than $2,000 during any single dividend period. The Plan agent will use the dividends and any cash contributions to purchase shares of the Company's common stock on behalf of the participant.

Source of Common Stock Purchased Under the Plan. The source of shares of Company common stock to be purchased under the Plan may be authorized but unissued shares, treasury shares or shares purchased in the open market, as determined by the Company's Board of Directors. The Plan agent will not exercise any direct or indirect control over the prices or timing of purchases it makes.

Price of Shares Purchased Under the Plan. The price per share of shares of common stock purchases directly from the Company will be the closing price as reported on the NYSE Amex for a share of common stock on the day preceding the relevant investment date. If no shares were traded on that day, the previous day's reported closing price will be used. The price of shares purchased on the open market will be the weighted average cost per share (excluding brokerage commissions) to the Plan agent of such purchases for the applicable dividend date.

Number of Shares Purchased for Each Participant. The number of shares to be purchased for each participant by the Plan agent will depend on the amount of the dividend received and any voluntary cash payment made, and the price of the shares. The participant's account will be credited with the number of whole and fractional shares equal to the amount to be invested divided by the applicable purchase price. Fractional shares shall be calculated to three (3) decimal places.

When Shares will be Purchased. Shares of common stock may be purchased at any time but generally not later than five (5) days after the investment date. Temporary suspension of purchases may occur at any time when, in the judgment of the Plan agent, the purchase of shares would violate any governmental, judicial, securities exchange or National Association of Securities Dealers, Inc. order. Dividend and voting rights will commence upon settlement of the purchase. For the purposes of making purchases, the Plan agent will commingle all participants' funds.

Withdrawals. A participant may withdraw any number of whole shares held in his or her account by requesting certificates for those shares. Certificates for the number of whole Plan shares specified will be issued to participants within fifteen (15) days of the signed written request. Withdrawing some of a participant's shares will not terminate participation in the Plan.

Termination of Participation. Participants may terminate participation in the Plan at any time by giving written notice of termination to the Plan agent. Any notice received less than fifteen (15) days prior to a record date shall not be effective until dividends and other accumulated funds, if any, have been invested and credited to the participant's account. Within a reasonable time after termination, the Plan agent will deliver a certificate for all whole shares held under the Plan and a check representing any uninvested dividends and voluntary cash contributions to the participant.

Federal Tax Consequences. The following summarizes the principal federal income tax consequences, under current law, of participation in the Plan. It does not address all potentially relevant federal income tax matters, including consequences peculiar to persons subject o special provisions of federal income tax law (such as tax-exempt organizations, insurance companies, and foreign persons). The discussion following is based on various rulings of the Internal Revenue Service regarding several types of dividend reinvestment plans. No ruling, however, has been issued or requested regarding the Plan. The following is for general information only.

Reinvested Dividends. Dividends that are reinvested to acquire shares of common stock will be taxable to a participant (including any fractional share), as if the participant received the dividends. For federal income tax purposes, a participant will have to report the receipt of dividend income equal to the fair market value of the common stock purchased with reinvested dividends.

Optional Cash Payments. The purchase of shares of common stock under the Plan with a participant's optional cash payments will not be considered a taxable dividend. The initial tax basis in shares of common stock acquired with an optional cash payment will be the purchase price. The holding period for shares acquired with optional cash payments under the Plan will begin the day after the purchase date. A share consisting of fractions shares purchase on different dates will have a split holding period, with the holding period for each fractional component beginning the day after its purchase date.

Receipt of Share Certificates and Cash. Participants will not realize any income when they receive certificates for whole shares credited to their account under the Plan. Any cash received for a fractional share held in a participant's account will be treated as an amount realized on the sale of the fractional share. Participants, therefore, will recognize gain or loss equal to any difference between the amount of cash received for fractional share and the participant's tax basis in the fractional share.

The Board of Directors unanimously recommends a vote "FOR" approval of the amendment to the Dividend Reinvestment Plan.

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed the independent registered public accounting firm of BDO Seidman, LLP to audit the accounts of the Company for the fiscal year ending December 31, 2009. Although this appointment is not required to be submitted to a vote of our shareholders, the Board of Directors believes it is appropriate to request that shareholders ratify this appointment. If the shareholders do not ratify the appointment of BDO Seidman, the Audit Committee will investigate the reasons for shareholder rejection and the appointment will be reconsidered by the Audit Committee.

The Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of BDO Seidman, LLP.

Proposal 4: Shareholder Proposal

A shareholder proposal has been received by the Company requesting that the Company change director terms from classified terms to annual terms. Gerald R. Armstrong, 820 Sixteenth Street, No. 705, Denver, Colorado 80202-3227, telephone 303-355-1199, a stockholder who owns 205.598 shares of the Company's common stock, has requested that the Company include the following proposal and supporting statement in its Proxy Statement for the 2009 Annual Meeting of Shareholders. The proposal is set forth verbatim below, for which the Board of Directors and the Company accept no responsibility. The Board of Directors Statement in Opposition of this proposal is also set forth following the proposal.

If properly presented, this proposal will be voted on at the Annual Meeting. Voting on this matter would serve only as an advisory vote for the Board to reconsider the classified Board structure.

Resolution

That the shareholders of FLORIDA PUBLIC UTILITIES COMPANY request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously–elected Directors.

Statement

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

Xcel Energy, Inc., Devon Energy Corporation, ConocoPhillips, ONEOK, Inc., CenterPoint Energy, Inc., Hess Corporation have adopted this practice and it has been approved by shareholders at C H Energy Group, Inc., Central Vermont Public Service Corporation, Black Hills Corporation, Spectra Energy Corp., and several others, upon presentation of a similar resolution by the proponent during 2008. The proponent is a professional investor who has studied this issue carefully.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

Board of Directors Statement in Opposition

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE FOREGOING SHAREHOLDER PROPOSAL

Our Board of Directors recommends voting AGAINST this proposal because of the following concerns:

- Board continuity
- Attracting and retaining capable directors
- Protecting against inadequate takeover bids

Our Board of Directors and our Nominating and Corporate Governance and Compensation Committees have each given this proposal careful consideration. Both our Board and the Committees unanimously concluded that the proposal should not be implemented. The Board and the Committees concluded that the elimination of a classified board was not in the best interests of our Company or our shareholders. Our Nominating and Corporate Governance and Compensation Committees are made up entirely of independent directors. With only one exception, our Board is made up of independent members.

We operate in a capital intensive industry in which our Company is required to develop long-term plans that involve significant investments in capital assets and long-term plans for the maintenance and upgrading of those long-term capital assets. Continuity in our Board and stability in planning are essential for us. A classified board ensures that a majority of our Board will continue from year to year.

Our future success depends in significant part on our ability to attract and retain capable and experienced directors. An experienced and qualified board will enable us to make fundamental decisions for our Company, execute long-term strategic plans, and augment our Company's long-term growth opportunities. Our Board believes that our classified board, with its three year terms, facilitates these goals. Operating within our classified board structure, we have been able to attract and retain qualified individuals whose skills and knowledge complement those of the incumbent directors. Three year terms for our directors have helped ensure that our directors obtain a solid historical perspective of our company, its operations and our competitive environment.

A classified board also affords our Company and our shareholders an additional measure of protection against hostile and unsolicited takeover attempts that do not offer the greatest value to all our shareholders. The existence of a classified board encourages a potential acquirer to negotiate with the board, giving the board additional time and bargaining power to negotiate a transaction that is in the best interests of the shareholders and other constituencies.

Our Board disagrees with the suggestion of the proponent that three year terms for our directors unreasonably reduce accountability for our Board's actions and decisions. As fiduciaries, our Board is subject to duties to act in the best interests of our Company and our shareholders. Our Board's actions are required by law to meet the fiduciary duty of loyalty and the fiduciary duty of care. A failure on the part of our Board to meet these fiduciary duties generates consequences for members of the Board that may include personal civil liabilities. In addition, at the end of their three year terms, our directors must stand for re-election, giving shareholders an opportunity at that time to replace any directors whose services have been unsatisfactory.

The Board is not persuaded by the proponent's argument that we should abandon our long standing policy of a classified board simply because ten other companies that he names in his Statement have done so. Many companies continue to operate with classified boards. In 2008, half of the Standard & Poor's 1,500 companies operated with classified boards. Our Board's view is that each company must make the decision of three or one year board terms in light of the particular company's circumstances. For the reasons described above, the Board and the Nominating and Corporate Governance and Compensation Committees each unanimously agree that three year terms make sense for our Company.

Approval of this shareholder proposal would not automatically result in the declassification of the Board. Rather, it would serve only as an advisory vote for the Board to reconsider the classified board structure. Elimination of our classified board structure would require an amendment to our Certificate of Reincorporation and, if not approved by two-thirds of the Board of Directors, such amendment would need to be submitted to the shareholders for approval by holders of at least 70% of the Company's outstanding shares of common stock at a special meeting called by the holders of a majority of the Company's outstanding common stock.

The Board of Directors unanimously recommends a vote "AGAINST" the Shareholder Proposal

SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Shareholder proposals intended to be presented at our 2010 Annual Meeting of Shareholders must be received by us by December 4, 2009 for inclusion in our proxy statement and form of proxy card for that meeting.

For any nominations of a candidate for election as a director or other business to be properly brought by a stockholder before the annual meeting, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. Pursuant to our By-Laws, notice must be given not less than ninety (90) days nor more than one hundred and twenty (120) days prior to anniversary of the last annual meeting of stockholders. For director nominations, the notice must include the information required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A of the Securities Exchange Act of 1934 and such other matters as are specified in our By-Laws. For other business, the notice must include a description of the proposed business, the reasons therefore, and other matters specified in our By-Laws. These time limits also apply in determining whether notice is timely for purposes of rules adopted by the Securities and Exchange Commission relating to the exercise of discretionary voting authority.

These requirements are separate from and in addition to the requirements a stockholder must meet to have a proposal included in our proxy statement pursuant to Rule 14a-8 under the Exchange Act.

PROXY

COMMUNICATING WITH THE COMPANY'S BOARD OF DIRECTORS

Shareholders can communicate with the members of the Company's Board of Directors by writing to: Board of Directors, Florida Public Utilities Company, 401 South Dixie Highway, West Palm Beach, Florida 33401. If a shareholder wishes to communicate with an individual director, the addressee should be the name of such director. At each Audit Committee meeting, the Secretary delivers to the Chairman of the Audit Committee all communications addressed to the Board of Directors received since the last meeting.

HOUSEHOLDING OF PROXIES

In accordance with SEC rules, the Company and some brokers may satisfy delivery requirements for annual reports and proxy statements with respect to two or more stockholders sharing the same address by delivering a single annual report and/or proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Once you have received notice from the Company or your broker that materials will be householded to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and/or proxy statement in the future, please notify your broker if your shares are held in a brokerage account or the Company if you hold registered shares. You can notify the Company, or at any time request a separate copy of our annual report or proxy statement, by sending a written request to Secretary, Florida Public Utilities Company, 401 South Dixie Highway, West Palm Beach, Florida 33401.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented for consideration at the 2009 Annual Meeting. If any other matter shall properly come before the meeting, the persons named in the accompanying proxy card intend to vote on such matter in accordance with their judgment.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change and the cumulative total of shareholder return on the Company's common stock with the cumulative return on the Russell 2000 Index (Russell 2000) and Standard & Poor's Utilities Index (S&P Utilities) for the last five calendar years. These comparisons assume the investment of $100 in the Company's common stock and each of the indices on December 31, 2003 and the reinvestment of dividends. The stock price performance shown in the graph below should not be considered indicative of future stock performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Florida Public Utilities Company, The Russell 2000 Index And The S&P Utilities Index



$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
12/03
12/04
12/05
12/06
12/07
12/08
Florida Public Utilities Company
Russell 2000
S&P Utilities

	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08
Florida Public Utilities Company	$100.00	$125.28	$137.92	$138.25	$127.16	$118.90
Russell 2000	$100.00	$118.33	$123.72	$146.44	$144.15	$95.44
S&P Utilities	$100.00	$124.28	$145.21	$175.69	$209.74	$148.95

* $100 invested on 12/31/03 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

CORPORATE INFORMATION

DIRECTORS

ELLEN TERRY BENOIT
Investor

JOHN T. ENGLISH*
Chairman and Chief Executive Officer

RICHARD C. HITCHINS*
President, R. C. Hitchins & Co., P.A.

DENNIS S. HUDSON III
Chairman and Chief Executive Officer of
Seacoast Banking Corporation of Florida

PAUL L. MADDOCK, JR.*
President of The Maddock Companies,
a Real Estate Holding & Investment Firm

TROY W. MASCHMEYER, JR.
President of Maschmeyer Concrete Co. of Florida.

**Member of Executive Committee*

EXECUTIVE OFFICERS

JOHN T. ENGLISH
Chairman of the Board, President, and Chief
Executive Officer

CHARLES L. STEIN
Senior Vice President and Chief Operating
Officer

GEORGE M. BACHMAN
Chief Financial Officer, Treasurer, and Corporate
Secretary

SENIOR MANAGEMENT TEAM

WAYNE C. BONN
Director, Human Resources

P. MARK CUTSHAW
General Manager, Northeast Florida

DONALD E. KITNER
General Manager, Central Florida

BARRY D. KENNEDY
General Manager, South Florida

TERRY D. KNOWLES
Director, Information Technology

CHERYL M. MARTIN
Controller

JULIA K. PETTY
Director, Customer Relations

MARC L. SCHNEIDERMAN
Director, Corporate Services

MARC S. SEAGRAVE
Director, Marketing

DRANE A. SHELLEY
Acting General Manager, Northwest Florida

CORPORATE INFORMATION

INDEPENDENT AUDITORS
BDO Seidman, LLP
1601 Forum Place
Centurion Plaza Suite 904
West Palm Beach, FL

TRANSFER AND REGISTRAR AGENT
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(800) 937-5449
www.amstock.com

INVESTOR CONTACT AND INFORMATION REQUESTS
George Bachman
CFO, Treasurer and Corporate Secretary
P.O. Box 3395
West Palm Beach, FL 33402-3395
gbachman@fpuc.com

CORPORATE HEADQUARTERS
401 South Dixie Highway
West Palm Beach, FL 33401
Telephone: (561) 832-2461
www.fpuc.com

NOTICE OF ANNUAL MEETING
The Annual Meeting of Shareholders of Florida Public Utilities Company will be held Tuesday, May 12, 2009, 11:00 a.m., at the Corporate Headquarters.

STOCK EXCHANGE LISTING
Common shares are traded on the New York Stock Exchange Amex under the symbol "FPU." As of December 31, 2008, there were approximately 3,729 holders of record, including approximately 2,857 beneficial owners of the Company's common stock. This is the 62nd consecutive year that the Company has paid a quarterly cash dividend.

DIVIDEND REINVESTMENT PLAN AND DIRECT DEPOSIT
An automatic dividend reinvestment plan is available to all Florida Public Utilities Company common stockholders. In addition, optional payments of up to $2,000 quarterly can also be invested.

The direct deposit of quarterly dividend checks is available to all shareholders upon completion of a direct deposit authorization agreement.

Information regarding the dividend reinvestment plan and the direct deposit of dividends can be obtained by contacting our transfer agent.

FORM 10-K
A copy of the Company's annual report on Form 10-K, as filed with the Securities Exchange Commission, will be furnished to stockholders and interested investors free of charge upon written request to the Corporate Secretary of the Company at the address given above.

2008 ANNUAL REPORT
This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, solicitation of any offer to buy, any securities.

FLORIDA PUBLIC
UTILITIES







Energy for Life

2008 Annual Report, Notice of 2009 Annual Meeting & Proxy Statement